SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2010

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

EXHIBIT 14

(CVM Ruling No. 481/09)

CAPITAL INCREASE

1.         Inform the amount of the increase and the new share capital

Answer: As a result of the merger of the shares of Rio Polímeros S.A. (“Riopol”) into Braskem S.A. (“Braskem”) (“Merger of Shares”), Braskem’s share capital will undergo an increase in the amount of twenty-two million, two hundred and eighty-five thousand, thirty-one Reais and seventy-seven centavos (R$ 22,285,031.77), which will be raised to eight billion, thirty-eight million, nine hundred and fifty-one thousand, eight hundred and twenty-six Reais and twenty-four centavos (R$ 8,038,951,826.24) (“Capital Increase”).

2.         Inform if the increase will be made upon: (a) the conversion of debentures into shares; (b) exercise of subscription right or warrant; (c) capitalization of profits or reserves; or (d) subscription of new shares

Answer: The Capital Increase will be made upon the subscription of new class “A” preferred shares of Braskem.

3.         Explain in detail the reasons for the increase and its legal and economic consequences

Answer: The Capital Increase is a result of the Merger of Shares, which has as its purpose turning Riopol into a wholly-owned subsidiary of Braskem, preserving the identity of the legal entities. Except for the portion allocated to Braskem’s capital reserve, the amount of the Capital Increase reflects the equity value of the common and preferred shares of Riopol merged into Braskem’s equity on March 31, 2010.

4.         Supply a copy of the audit committee’s opinion, if applicable

Answer: The audit committee issued an opinion about the terms of the Capital Increase, as per a meeting held on August 9, 2010, which is made available in the IPE system of the Securities Commission (Comissão de Valores Mobiliários) (www.cvm.gov.br).

5.         In case of capital increase upon subscription of shares

a.         Describe the allocation of the funds

Answer: Not applicable.

b.         Inform the number of shares issued of each type and class

Answer: Two million, four hundred and thirty-four thousand, eight hundred and ninety (2,434,890) new class “A” preferred shares, registered and without par value, will be issued.

c.         Describe the rights, advantages and restrictions attributed to the shares to be issued

Answer: The class “A” preferred shares of Braskem issued within the scope of the Capital Increase will grant the same rights, advantages and restrictions attributed to the other class “A” preferred shares issued by Braskem.

d.         Inform if the subscription will be private or public

Answer: The subscription will be private.

e.         In the event of private subscription, inform if the related parties, as defined by the accounting rules that deal with this subject, will subscribe shares in the capital increase, specifying the respective amounts, if such amounts are already known

Answer: The shares subscribed by Quattor Petroquímica, a company controlled by Braskem, and by Petróleo Brasileiro S.A. – Petrobras, which is a part of Braskem’s Shareholders’ Agreement, shall subscribe 1,154,758 and 1,280,132 class “A” preferred shares, respectively.

f.         Inform the issue price of the new shares or the reasons why its establishment will be delegated to the board of directors, in the cases of public distribution

Answer: The issue price of the shares issued in the Merger of Shares will be forty-two Reais, thirty-three centavos and a fraction (R$ 42.3373397196588) and represents the ratio of the division of the equity value of the shares of Riopol, on March 31, 2010, merged into Braskem’s equity, by the amount of shares to be issued, according to the replacement ratio applicable to the Merger of Shares.

g.         Inform the par value of the shares issued or, if they are nonpar shares, the portion of the issue price that will be allocated to the capital reserve

Answer: The Merger of Shares will result in an increase of Braskem’s capital in the aggregate amount of one hundred and three million, eighty-six thousand, seven hundred and sixty-five Reais and eleven centavos (R$ 103,086,765.11), of which twenty-two million, two hundred and eighty-five thousand, thirty-one Reais and seventy-seven centavos (R$ 22,285,031.77) are destined to the share capital and eighty million, eight hundred and one thousand, seven hundred and thirty-three Reais and thirty-four centavos (R$ 80,801,733.34) are destined to the capital reserve.

h.         Supply the managers’ opinion about the effect of the capital increase, mainly as regards the dilution resulting from the increase

Answer: The Capital Increase is an exclusive consequence of the Merger of Shares. The Company intends that the Merger of Shares will produce the following effects: (i) the increasing of the competitiveness and efficiency of Braskem and Riopol so that they may face competition from international companies; (ii) simplify the current capital and corporate structure of Braskem and Riopol, through the migration of the current shareholders of Riopol to Braskem, preserving the identity of the legal entities, but reducing administrative costs.

The percentages which indicate the dilution resulting from the Capital Increase are described in item 5(n) below.

i.          Inform the calculation criterion of the issue price and justify in detail the economic aspects that determined your choice

Answer: As this Capital Increase results from a Merger of Shares, the issue price of the shares was determined through the division of the equity value of the common and preferred shares of Riopol, on March 31, 2010, merged into Braskem’s equity, by the number of shares to be issued.

j.          If the issue price has been established at a premium or discount in relation to the market value, identify the reason for the premium or discount and explain how it was determined

Answer: There is no premium or discount in the issue price.

k.         Provide a copy of all reports and studies that have subsidized the establishment of the issue price

Answer: Refer to item (s), (iii), below.

l.          Inform the quotation of each kind and class of shares of the company in the markets in which they are traded, identifying:

            i. Minimum, medium and maximum quotation for each year, in the last three (3) years

Tickers Braskem	Minimum	Medium	Maximum
2007
BAK	11.56	16.02	19.27
BRKM3	11.67	14.56	16.14
BRKM5	12.34	15.49	18.19
BRKM6	7.49	11.13	13.37
XBRK	4.63	6.09	7.20
2008
BAK	4.60	13.25	18.03
BRKM3	5.33	12.03	14.95
BRKM5	5.41	11.58	15.19
BRKM6	4.52	9.88	12.49
XBRK	1.59	4.50	5.87
2009
BAK	3.74	9.06	16.77
BRKM3	4.50	8.24	12.49
BRKM5	4.41	8.53	14.72
BRKM6	0.00	8.48	11.80
XBRK	1.49	3.16	5.94

ii. Minimum, medium and maximum quotation for each quarter, in the last two (2) years

Tickers Braskem	Minimum	Medium	Maximum
2008
3T08
BAK	9.69	14.61	17.76
BRKM3	10.99	12.68	13.98
BRKM5	9.21	12.00	13.92
BRKM6	12.00	12.00	12.00
XBRK	3.37	4.84	5.71
4T08
BAK	4.60	6.43	10.59
BRKM3	5.33	7.96	11.28
BRKM5	5.41	7.25	10.21
BRKM6	4.52	6.01	8.00
XBRK	1.59	2.50	3.72
2009
1T09
BAK	3.74	4.73	5.70
BRKM3	4.50	5.69	6.34
BRKM5	4.41	5.48	6.30
BRKM6	4.50	4.53	4.56
XBRK	1.49	1.83	2.06
2T09
BAK	4.35	6.61	8.11
BRKM3	4.80	6.48	7.23
BRKM5	4.93	6.81	8.30
BRKM6	4.80	5.47	5.81
XBRK	1.62	2.42	2.99
3T09
BAK	7.06	10.12	12.70
BRKM3	6.85	8.72	10.90
BRKM5	7.05	9.39	11.35
BRKM6	0.00	7.96	10.99
XBRK	2.50	3.49	4.33
4T09
BAK	12.20	14.54	16.77
BRKM3	10.40	11.52	12.49
BRKM5	10.91	12.46	14.72
BRKM6	8.20	9.86	11.80
XBRK	4.19	4.87	5.94
2010
1T10
BAK	13.87	15.02	17.73
BRKM3	11.70	12.56	14.20
BRKM5	12.65	13.41	15.25
BRKM6	10.60	10.89	12.79
XBRK	4.97	5.46	5.98
2T10
BAK	10.98	13.42	15.04
BRKM3	8.60	10.30	11.79
BRKM5	10.11	12.00	13.17
BRKM6	10.00	10.50	10.75
XBRK	4.20	5.28	5.92

iii.        Minimum, medium and maximum quotation for each month, in the last six (6) months

Tickers Braskem	Minimum	Medium	Maximum
feb/10
BAK	13.87	14.38	14.96
BRKM3	12.10	12.48	12.80
BRKM5	12.78	13610	13.48
BRKM6	10.70	10.74	10.77
XBRK	4.97	5.22	5.44
mar/10
BAK	14.33	14.73	15.34
BRKM3	11.70	12.13	12.40
BRKM5	12.65	13.04	13.40
BRKM6	10.75	10.75	10.75
XBRK	5.31	5.49	5.70
apr/10
BAK	13.71	14.43	15.04
BRKM3	10.95	11.38	11.79
BRKM5	12.31	12.74	13.17
BRKM6	10.75	10.75	10.75
XBRK	4.93	5.39	5.63
may/10
BAK	10.98	12.57	14.79
BRKM3	8.60	9.74	10.90
BRKM5	10.11	11.31	12.96
BRKM6	10.00	10.00	10.00
XBRK	4.20	5.00	5.57
jun/10
BAK	11.51	13.25	14.58
BRKM3	8.90	9.79	10.88
BRKM5	10.89	11.98	12.88
XBRK	4.95	5.45	5.92
jul/10
BAK	14.56	15.17	15.58
BRKM3	10.67	10.96	11.20
BRKM5	12.86	13.21	13.54
BRKM6	9.99	9.99	9.99
XBRK	5.67	5.84	6.01

iv.        Medium quotation for the last ninety (90) days

Tickers Braskem	Minimum	Medium	Maximum
last ninety days - 04/01/10 to 08/06/10
BAK	10.98	13.97	16.13
BRKM3	8.60	10.51	11.79
BRKM5	10.11	12.38	13.98
BRKM6	9.99	10.25	10.75
XBRK	4.20	5.45	6.05

Note: BAK (US$/share), XBRK (€/share), BRKM (R$/share)

m.        Inform the issue prices of the shares in capital increases carried out in the last three (3) years

Answer: Except for the capital increases resulting from merger transactions, the Company carried out a capital increase on July 31, 2007 as a result of the exercise of the option of converting debentures into shares, the issue price of which was fourteen Reais and thirty-seven centavos (R$ 14.37) and, on April 14, 2010, a capital increase upon the private subscription of new shares, the issue price of which was fourteen Reais and forty centavos (R$ 14.40).

n.         Present the potential dilution percentage resulting from the issuance

Answer:

	Current Number of Shares	New Number of Shares	Dilution
Common Shares	451,669,063	451,669,063	0.00%
A Preferred Shares	346,569,671	349,004,561	0.70%
B Preferred Shares	593,818	593,818	0.00%
Total	798,832,552	801,267,442	0.30%

o.         Inform the timeframes, conditions and form of subscription and paying up of issued shares

Answer: The shares issued within the scope of the Merger of Shares will be subscribed and paid up at the time of the meeting that resolves on the Merger of Shares and will be paid up with the common and preferred shares issued by Riopol.

p.         Inform if the shareholders will have preemptive rights to subscribe the new shares issued and detail the terms and conditions to which such right is subject

Answer: Braskem’s shareholders will not have preemptive rights to subscribe for the new shares issued within the scope of the Merger of Shares, under article 252, paragraph 1, of Law No. 6,404/76 (“Corporation Law”).

q.         Inform the management’s proposal for the treatment of possible unsubscribed shares

Answer: There will be no unsubscribed shares.

r.          Describe in detail the procedures that will be adopted, in case there is a possibility of the capital increase being partially ratified

Answer: Not applicable.

s.         If the issue price of the shares is, fully or partially, received in properties

i.          Present a full description of the properties

Answer: Braskem’s shares issued within the scope of the Merger of Shares will be paid up with 241,922,801 common shares and 70 preferred shares issued by Riopol.

ii.         Clarify what is the relation between the properties merged into the company’s equity and its corporate purpose

Answer: The merged properties consist of the ownership interest in a company that exercises activities related to those included in Braskem’s corporate purpose.

iii.        Provide a copy of the appraisal report on the properties, if available

Answer: The appraisal report on the equity value of the shares issued by Riopol that will be merged into Braskem’s equity within the scope of the Merger of Shares has been prepared by PricewaterhouseCoopers Auditores Independentes (“PwC”), under article 8 of Law No. 6.404/76, and is available for consultation by Braskem’s shareholders in the websites of CVM (www.cvm.gov.br), BM&FBOVESPA (www.bovespa.com.br) and Braskem (www.braskem.com.br/ri).

6.         In case of capital increase upon capitalization of profits or reserves

Answer: Not applicable.

a.         Inform if it will entail a change in the par value of the shares, if any, or a distribution of new shares among the shareholders

Answer: Not applicable.

b.         Inform if the capitalization of profits or reserves will be performed with or without a change in the number of shares, in companies with nonpar shares

Answer: Not applicable.

c.         In the event of distribution of new shares

i.          Inform the number of shares issued of each type and class

Answer: Not applicable.

ii.         Inform the percentage of shares that the shareholders will receive

Answer: Not applicable.

iii.        Describe the rights, advantages and restrictions attributed to the shares to be issued

Answer: Not applicable.

iv.        Inform the acquisition cost, in Reais per share, to be attributed so that the shareholders are capable of complying with article 10 of Law 9,249, of December 26, 1995

Answer: Not applicable.

v.         Inform the treatment of fractions, if applicable

Answer: Not applicable.

d.         Inform the timeframe set forth in paragraph 3 of article 169 of Law 6,404, of 1976

Answer: Not applicable.

e.         Inform and supply the information and documents set forth in item 5 above, when applicable

Answer: Not applicable.

7.         In case of capital increase due to a conversion of debentures into shares or the exercise of subscription warrants

a.         Inform the number of shares issued of each type and class

Answer: Not applicable.

b.         Describe the rights, advantages and restrictions attributed to the shares to be issued

Answer: Not applicable.

EXHIBIT 20

(CVM Ruling No. 481/09)

RIGHT TO WITHDRAW

1.         Describe the event that has given or will give rise to the withdrawal and its legal grounds

Answer: The merger into Braskem S.A. (“Braskem”) of shares held by its controlled company Rio Polímeros S.A. (“Riopol”) (“Merger of Shares”) will confer on Braskem shareholders the right to withdraw, under the terms of article 252 of Law No. 6,404/76 (“Corporation Law”).

2.         Inform the shares and classes to which the withdrawal applies

Answer: Only the common shares and class “B” preferred shares of Braskem will confer on their holders the right to withdraw. Class “A” preferred shares of Braskem will not grant their holders the right to withdraw, since such shares have liquidity and dilution, according to article 137, II of the Corporation Law.

3.         Inform the date of the first publication of the call notice of the meeting, as well as the date of communication of the material fact related to the resolution that has given or will give rise to the withdrawal

Answer: The Material Fact that announced the Merger of Shares – a transaction that will entail the right to withdraw – was disclosed on August 9, 2010 and will be published on August 10, 2010. The call notice for Braskem’s extraordinary general meeting that will resolve on the Merger of Shares will be first published on August 10, 2010.

4.         Inform the timeframe for exercise of the right to withdraw and the date that will be considered for purposes of determining the holders of the shares that will be allowed to exercise the right to withdraw

Answer: The right to withdraw will only be assured in connection with the shares provably held by the shareholders of common and class “B” preferred shares of Braskem on August 10, 2010, before market opening, which is the date of publication of the Material Fact that informed the market about the Merger of Shares. The timeframe for exercise of the right to withdraw will be 30 days as of the date of publication of the minutes of Braskem’s meeting that approves the Merger of Shares.

Other information about the exercise of the right to withdraw by the Braskem shareholders will be made available in the Shareholders’ Notice to be disclosed at a date subsequent to the approval of the Merger of Shares by the general meeting of Braskem.

5.         Inform the amount of reimbursement per share or, should it not be possible to determine it previously, the management’s estimate of such amount

Answer: The amount of reimbursement of the shares under the exercise of the right to withdraw will be nine Reais point fifteen centavos and a fraction (R$ 9.15237722) per share.

6.         Inform the form of calculation of the reimbursement amount

Answer: The reimbursement amount corresponds to the ratio of division of the net equity value of Braskem, except for the treasury shares, by the number of shares issued by the Company, as per the latest balance sheet approved by Braskem, drawn up on December 31, 2009.

7.         Inform whether the shareholders will be entitled to request an interim balance sheet

Answer: The shareholders will be entitled to request the preparation of an interim balance sheet, under the terms of article 45, paragraph 2 of the Corporation Law.

8.         If the reimbursement amount is determined by appraisal, list the experts or specialized companies recommended by the management

Answer: Not applicable.

9.         In the event of merger, merger of shares or consolidation involving controlling or controlled companies or company under common control

a.         Calculate the share replacement ratios based on the net equity value at market prices or according to another criterion accepted by CVM

Answer: Brazilian Securities Comission – CVM’s joint committe, at a meeting held on July 27, 2010, decided, answering the consultation made by BRASKEM and RIOPOL regarding the waiver of the elaboration of the report referred in article 264 of the Corporation Law, that it is not justifiable any action taken on the part of CVM in demanding the preparation of an appraisal report at market prices set forth in article 264 of the Corporation Law for the Merger of Shares, provided that Petrobras, the sole shareholder of Riopol, be in accordance with the Merger of Shares.

b.         Inform whether the share replacement ratios set out in the transaction protocol are less advantageous than those calculated according to item 9(a) above

Answer: Not applicable, as per item 9(a) above.

c.         Inform the reimbursement value calculated based on the net equity value at market prices or according to another criterion accepted by CVM

Answer: Not applicable, as per item 9(a) above.

10.       Inform the equity value of each share ascertained according to the latest balance sheet approved

Answer: Braskem’s share equity value ascertained according to the balance sheet drawn up on December 31, 2009 is nine Reais point fifteen centavos and a fraction (R$ 9.15237722).

11.       Inform the quotation of each class or type of shares to which the right to withdraw applies in the markets in which they will be traded, identifying:

i.          Minimum, medium and maximum quotation for each year, in the last three (3) years

Tickers Braskem	Minimum	Medium	Maximum
2007
BAK	11.56	16.02	19.27
BRKM3	11.67	14.56	16.14
BRKM5	12.34	15.49	18.19
BRKM6	7.49	11.13	13.37
XBRK	4.63	6.09	7.20
2008
BAK	4.60	13.25	18.03
BRKM3	5.33	12.03	14.95
BRKM5	5.41	11.58	15.19
BRKM6	4.52	9.88	12.49
XBRK	1.59	4.50	5.87
2009
BAK	3.74	9.06	16.77
BRKM3	4.50	8.24	12.49
BRKM5	4.41	8.53	14.72
BRKM6	0.00	8.48	11.80
XBRK	1.49	3.16	5.94

ii          Minimum, medium and maximum quotation for each quarter, in the last two (2) years

Tickers Braskem	Minimum	Medium	Maximum
2008
3T08
BAK	9.69	14.61	17.76
BRKM3	10.99	12.68	13.98
BRKM5	9.21	12.00	13.92
BRKM6	12.00	12.00	12.00
XBRK	3.37	4.84	5.71
4T08
BAK	4.60	6.43	10.59
BRKM3	5.33	7.96	11.28
BRKM5	5.41	7.25	10.21
BRKM6	4.52	6.01	8.00
XBRK	1.59	2.50	3.72
2009
1T09
BAK	3.74	4.73	5.70
BRKM3	4.50	5.69	6.34
BRKM5	4.41	5.48	6.30
BRKM6	4.50	4.53	4.56
XBRK	1.49	1.83	2.06
2T09
BAK	4.35	6.61	8.11
BRKM3	4.80	6.48	7.23
BRKM5	4.93	6.81	8.30
BRKM6	4.80	5.47	5.81
XBRK	1.62	2.42	2.99
3T09
BAK	7.06	10.12	12.70
BRKM3	6.85	8.72	10.90
BRKM5	7.05	9.39	11.35
BRKM6	0.00	7.96	10.99
XBRK	2.50	3.49	4.33
4T09
BAK	12.20	14.54	16.77
BRKM3	10.40	11.52	12.49
BRKM5	10.91	12.46	14.72
BRKM6	8.20	9.86	11.80
XBRK	4.19	4.87	5.94
2010
1T10
BAK	13.87	15.02	17.73
BRKM3	11.70	12.56	14.20
BRKM5	12.65	13.41	15.25
BRKM6	10.60	10.89	12.79
XBRK	4.97	5.46	5.98
2T10
BAK	10.98	13.42	15.04
BRKM3	8.60	10.30	11.79
BRKM5	10.11	12.00	13.17
BRKM6	10.00	10.50	10.75
XBRK	4.20	5.28	5.92

iii.        Minimum, medium and maximum quotation for each month, in the last six (6) months

Tickers Braskem	Minimum	Medium	Maximum
feb/10
BAK	13.87	14.38	14.96
BRKM3	12.10	12.48	12.80
BRKM5	12.78	13.10	13.48
BRKM6	10.70	10.74	10.77
XBRK	4.97	5.22	5.44
mar/10
BAK	14.33	14.73	15.34
BRKM3	11.70	12.13	12.40
BRKM5	12.65	13.04	13.40
BRKM6	10.75	10.75	10.75
XBRK	5.31	5.49	5.70
apr/10
BAK	13.71	14.43	15.04
BRKM3	10.95	11.38	11.79
BRKM5	12.31	12.74	13.17
BRKM6	10.75	10.75	10.75
XBRK	4.93	5.39	5.63
may/10
BAK	10.98	12.57	14.79
BRKM3	8.60	9.74	10.90
BRKM5	10.11	11.31	12.96
BRKM6	10.00	10.00	10.00
XBRK	4.20	5.00	5.57
jun/10
BAK	11.51	13.25	14.58
BRKM3	8.90	9.79	10.88
BRKM5	10.89	11.98	12.88
XBRK	4.95	5.45	5.92
jul/10
BAK	14.56	15.17	15.58
BRKM3	10.67	10.96	11.20
BRKM5	12.86	13.21	13.54
BRKM6	9.99	9.99	9.99
XBRK	5.67	5.84	6.01

iv.        Medium quotation for the last ninety (90) days

Tickers Braskem	Minimum	Medium	Maximum
last ninety days - 04/01/10 a 08/06/10
BAK	10.98	13.97	16.13
BRKM3	8.60	10.51	11.79
BRKM5	10.11	12.38	13.98
BRKM6	9.99	10.25	10.75
XBRK	4.20	5.45	6.05

Note: BAK (US$/share), XBRK (€/share), BRKM (R$/share)

EXHIBIT 21

(CVM Ruling No. 481/09)

INFORMATION ON APPRAISERS

1.         List the appraisers recommended by the management

Answer: PricewaterhouseCoopers Auditores Independentes (PwC), established in the City of São Paulo, State of São Paulo, at Av. Francisco Matarazzo, 1400, enrolled in the National Register of Legal Entities of the Ministry of Finance (CNPJ/MF) under No. 61.562.112/0002-01, originally registered with the Regional Accounting Council of the State of São Paulo under No. 2SP000160/O-5, and secondarily registered with the Regional Accounting Council of the State of Rio de Janeiro under No. 2SP000160/O-5 "F" RJ, was retained to carry out an appraisal on the shares issued by Rio Polímeros S.A. (“Riopol”), by its book equity value, with the purpose of determining the amount of the capital increase of the Company resulting from the merger of shares of Riopol into the Company (“Merger of Shares”).

Additionally, Banco Bradesco BBI S.A., a financial institution enrolled in the CNPJ/MF under No. 06.271.464/0073-93, with offices at Av. Paulista 1.450, 8º andar, in the City and State of São Paulo (“Bradesco BBI”) was retained to prepare an independent appraisal of the economic value of the Company’s shares and of Quattor Participações S.A. (“Quattor”), the direct controlling company of Riopol at that time, the result of which was the basis for determination of the replacement ratio applicable to the Merger of Shares.

2.         Describe the qualification of the recommended appraisers

Answer: PwC was designated by the managements of the Company and Riopol to issue an appraisal report on the shares issued by Riopol for its book equity value, first because PwC is the company responsible for auditing Riopol, which makes the company more qualified to confirm the net equity value of such company, as well as guarantee synergy between the review recently carried out and such equity appraisal. In addition, PwC has full expertise on works of such nature, with several similar reports filed with the Securities Commission.

Bradesco BBI was chosen by the Company’s management to issue an economic and financial appraisal report on the shares issued by Quattor and the Company, in view of the broad experience of Bradesco BBI in the development of Mergers and Acquisitions (“M&A”), Variable Income, Fixed Income, Structured Transactions and Funding of Projects. With regard to M&A, Bradesco BBI assists important customers in transactions of mergers, acquisitions, sale of assets, formation of joint ventures, corporate restructuring and privatization. It is the sector’s leader, and the first company in the ranking of value of M&A announced transactions and number of M&A closed transactions, in Brazil, over the last twelve months, based on a classification disclosed by the Brazilian Association of Financial and Capital Markets Entities (“ANBIMA”) on March 31, 2010.

Bradesco BBI has acted as financial assistant in important Merger and Acquisition transactions, having prepared appraisal reports and/or fairness opinions for several companies. Among them, we highlight the following:

Ano	Cliente	Objetoda Avaliação	Transação	Indústria
2010			Incorporação da Quattor e RioPol pela Braskem	Petroquímica
2009			Aquisição de Participação	Distribuição de Energia
2009			OPA (fechamento de capital)	Papel e Celulose
2009			Incorporação da Triunfo pela Brasken	Petroquímica
2009			Incorporação da Telemig pela VIVO	Telecomunicações
2008			Incorporação para aquisição da totalidade do capital	Papel e Celulose
2008	IPU Participações S.A.		OPA (aquisição de controle acionário)	Imobiliário
2008			OPA (fechamento de capital)	Alimentos
2008			OPA (fechamento de capital)	Alimentos
2008			Fusão	Serviços financeiros

Year	Client	Subject of the Appraisal	Transaction	Industry
2010	Braskem	Quattor/Riopol	Merger of Quattor and Riopol into Braskem	Petrochemical
2009	Cemig	Light	Acquisition of Interest	Energy Distribution
2009	CMPC	Melhoramentos	OPA (buyout)	Paper and cellulose
2009	Braskem	Triunfo	Merger of Triunfo into Braskem	Petrochemical
2009	Telemig	Vivo	Merger of Telemig into Vivo	Telecommunications
2008	VCP	Aracruz	Merger to acquire the entirety of the capital	Paper and cellulose
2008	IPU	Abyara	OPA (acquisition of share control)	Real estate
2008	Bertin	Leco	OPA (buyout)	Food
2008	Bertin	Vigor	OPA (buyout)	Food
2008	Bovespa	BM&FBovespa	Merger	Financial services

3.         Provide a copy of the work proposals and compensation of the recommended appraisers

Answer: A copy of the work proposal and compensation of the appraisers for the preparation of the appraisal report on the shares issued by Riopol has been made available to the shareholders of the Company through the IPE system, and it may be consulted through the websites of CVM (www.cvm.gov.br) and BM&FBOVESPA (www.bovespa.com.br).

4.         Describe any relevant relationship existing in the last three (3) years between the recommended appraisers and the parties related to the company, as defined by the accounting rules on the matter.

Answer: As regards PwC, we inform that such independent audit company renders audit services to the company that holds the share control of the Company, to its controlled companies and the controlled companies of the Company itself.

The relationship existing between Bradesco BBI and the Company (and its controlled companies, as the case may be), over the last three years, refers to commercial transactions of provision of services related to financial assistance, FIDC transactions and preparation of economic and financial appraisal reports.

Braskem S.A.

and Subsidiaries

Quarterly Information (ITR) at

March 31, 2010

and Review Report of

Independent Accountants

Braskem S.A. and Subsidiaries

Review Report of Independent Accountants

To the Management and Stockholders

Braskem S.A.

1        We have reviewed the accounting information included in the Quarterly Information (ITR) of Braskem S.A. and subsidiaries (parent company and consolidated), for the quarter ended March 31, 2010, comprising the balance sheets and the statements of operations, of changes in stockholders' equity and of cash flows, explanatory notes and the performance report. This Quarterly Information is the responsibility of the Company's management.

2        Our review was carried out in accordance with specific standards established by the IBRACON - Institute of Independent Auditors of Brazil, in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the Quarterly Information; and (b) a review of information and of subsequent events which have, or could have, significant effects on the financial position and operations of the Company and its subsidiaries.

3        Based on our limited review, we are not aware of any material modifications that should be made to the accounting information included in the Quarterly Information referred to above in order that it be stated in accordance with the accounting practices adopted in Brazil applicable to the preparation of Quarterly Information, in accordance with the standards issued by the Brazilian Securities Commission (CVM).

4        As mentioned in Note 2, the Brazilian Securities Commission (CVM) approved several Pronouncements, Interpretations and Technical Guidance issued by the Brazilian Accounting Pronouncements Committee (CPC), effective as from 2010, which changed the accounting practices adopted in Brazil. As permitted by CVM Resolution 603/09, management elected to present its Quarterly Information using the same accounting standards adopted in Brazil until December 31, 2009. As required by that Resolution, the Company disclosed this fact in Note 2 to the ITR, together with a description of the main changes that may impact its year-end financial statements, and an explanation of the reasons that prevent it from estimating their possible effects on stockholders' equity and the statement of operations.

5        At March 31, 2010, Braskem S.A. and subsidiaries have an accumulated Value-added Tax on Sales and Services (ICMS) balance recoverable essentially arising from the difference between the rates applicable to incoming and outgoing inputs and products, domestic sales with tax deferral incentive, and export sales. The realization of such credits, which amount to R$ 1,001,132 thousand at March 31, 2010 (consolidated - R$ 1,012,205 thousand), depends on the successful implementation by Braskem S.A. management of the actions described in Note 9. The Quarterly Information (ITR) of Braskem S.A. and subsidiaries at March 31, 2010 does not include any adjustments relating to the recovery of these credits as a result of their future realization.

6        As described in Notes 1(b) and 27 to the Quarterly Information (ITR), the Company and its subsidiaries are currently undergoing a business and corporate restructuring process that includes (i) capital increase of R$ 2,378,742 thousand, which was concluded on April 14, 2010; (ii) acquisition of assets of the polypropylene division of Sunoco Inc. in the United States, concluded on April 1, 2010; and (iii) acquisition of 60% of the shares of Quattor Participações S.A., concluded on April 27, 2010. This process may entail economic and/or corporate impacts on Braskem S.A. and its subsidiaries, and will determine the direction of the development both of their operations and those of the acquired companies.

Braskem S.A. and Subsidiaries

7        The Quarterly Information (ITR) mentioned in paragraph 1 above also includes comparative accounting information relating to the results of operations for the quarter ended March 31, 2009, obtained from the corresponding ITR for that quarter, and to the balance sheet at December 31, 2009, obtained from the financial statements for the year then ended. The limited review of the Quarterly Information for the quarter ended March 31, 2009 and the audit of the financial statements for the year ended December 31, 2009 were conducted by other independent auditors, who issued, respectively: (a) an unqualified limited review report dated May 4, 2009, including emphasis of matter paragraphs on: (i) realization of the ICMS balance recoverable; (ii) involvement of Braskem S.A. and merged entities in significant lawsuits that include those related to exemption of payment of social contribution on net income; (iii) recognition of Excise Tax (IPI) credits that were offset against IPI itself and other federal taxes; (iv) restatement of comparative figures relating to the statements of operations and cash flows as a result of changes in accounting practices; and (b) unqualified opinion dated February 12, 2010, except for the matters mentioned in Notes 34(c), (d) and (e) to the financial statements which were dated March 2, 2010, with emphasis of matter paragraphs on: (i) restatement of prior-year figures presented for comparison purposes; and (ii) announcement of the completion of the negotiations to acquire Quattor Participações S.A. ("Quattor") and assets of the polypropylene division of Sunoco, Inc. ("Sunoco").

Salvador, May 13, 2010

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5 "F" BA

Felipe Edmond Ayoub

Contador CRC 1SP187402/O-4 "S" BA

(A free translation of the original in Portuguese)

Braskem S.A.

ITR – Quarterly Information – Base Date 3/31/2010                                                                                                           Unaudited

Balance Sheet

		Parent company		Consolidated

Assets	Note	Mar/2010	Dec/2009	Mar/2010	Dec/2009

Current assets

Cash and cash equivalents	4	1,891,832	2,262,804	2,692,282	2,663,642
Marketable securities	5	599,480	466,389	599,774	466,820
Trade accounts receivable	6	1,649,068	1,040,212	1,721,702	1,297,090
Inventories	7	1,750,814	1,769,798	1,907,836	1,919,124
Taxes recoverable	9	409,900	482,494	431,199	505,854
Deferred income tax and social contribution	18 (b)	54,546	55,972	57,285	59,164
Dividends and interest on capital receivable		6,920	3,736
Prepaid expenses		8,756	22,085	8,920	22,295
Other accounts receivable		123,376	120,518	130,606	113,336

		6,494,692	6,224,008	7,549,604	7,047,325

Non-current assets

Long-term receivables
Marketable securities	5	16,499	15,811	18,520	17,786
Hedge accounting transactions	22 (f.3, i, i.b)		5,334		5,334
Trade accounts receivable	6	61,487	58,343	61,927	58,783
Inventories	7	28,997	29,273	28,997	29,273
Taxes recoverable	9	1,335,613	1,253,889	1,343,342	1,259,801
Deferred income tax and social contribution	18 (b)	846,649	871,269	856,010	881,173
Judicial deposits and compulsory loan	10	137,495	147,327	144,862	154,592
Related parties	8 (a)	89,568	70,054	109,332	100,725
Other accounts receivable		170,748	67,770	172,190	69,229

		2,687,056	2,519,070	2,735,180	2,576,696

Investments in subsidiaries	11	843,058	518,909	3,860
Investments in associated companies	11	24,150	20,684	24,150	20,684
Other investments		6,575	6,575	7,232	8,622
Property, plant and equipment	12	9,841,875	9,850,672	10,028,222	10,044,161
Intangible assets	13	2,338,875	2,341,035	2,333,681	2,335,955
Deferred charges	14	65,969	70,980	66,581	71,618

		15,807,558	15,327,925	15,198,906	15,057,736

Total assets		22,302,250	21,551,933	22,748,510	22,105,061

(A free translation of the original in Portuguese)

Braskem S.A.

ITR – Quarterly Information – Base Date 3/31/2010                                                                                                           Unaudited

(continued)

		Parent company		Consolidated

Liabilities and stockholders’ equity	Note	Mar/2010	Dec/2009	Mar/2010	Dec/2009

Current liabilities
Suppliers		4,174,908	3,311,103	4,575,723	3,823,451
Loans and financing	15	1,086,718	1,518,159	1,049,001	1,504,063
Debentures	16	312,370	316,729	312,370	316,729
Hedge accounting transactions	22 (f.3, i, i.b)	12,745	10,805	57,238	52,559
Salaries and social charges		288,337	258,419	298,211	270,029
Taxes payable	17	889,496	1,144,878	899,727	1,155,396
Dividends and interest on capital		1,829	2,863	1,908	2,863
Advances from customers		54,086	28,442	55,216	29,829
Related parties	8 (a)	68,324	66,798
Other accounts payable	19	143,757	116,815	171,602	135,450

		7,032,570	6,775,011	7,420,996	7,290,369
Non-current liabilities
Long-term liabilities
Suppliers		23,140	23,140	23,168	23,229
Loans and financing	15	7935,295	7,427,865	7,949,120	7,439,293
Debentures	16	500,000	500,000	500,000	500,000
Hedge accounting transactions	22 (f.3, i, i.b)	2,773		52,330	31,579
Taxes payable	17	1,228166	986,384	1,234,430	992,915
Related parties	8 (a)	8,568	11,397
Long-term incentives		12,166	7,709	12,166	7,709
Deferred income tax and social contribution	18 (b)	742,512	848,824	742,527	848,839
Private pension plans	26	23,208	23,208	23,208	23,208
Other accounts payable	19	168,310	194,447	177,047	205,996

		10,644,138	10,022,974	10,713,996	10,072,768

Stockholders’ equity	20
Capital		5,473,181	5,473,181	5,473,181	5,473,181
Capital reserves		428,575	428,575	428,575	428,575
Carrying value adjustments		(79,012)	(66,177)	(79,012)	(66,177)
Treasury stock		(11,932)	(11,932)	(11,932)	(11,932)
Accumulated deficit		(1,061,871)	(1,069,699)	(1,073,895)	(1,081,723)
Loss for the period		(123,399)		(123,399)

		4,625,542	4,753,948	4,613,518	4,741,924

Total liabilities and stockholders’ equity		22,302,250	21,551,933	22,748,510	22,105,061

(A free translation of the original in Portuguese)

Braskem S.A.

ITR – Quarterly Information – Base Date 3/31/2010                                                                                                           Unaudited

Statement of operations		Parent company		Consolidated

	Note	Mar/2010	Mar/2009	Mar/2010	Mar/2009

Gross sales
Domestic market		3,963,402	2,834,072	4,116,670	3,197,914
Foreign market		1,111,757	780,869	1,513,386	829,069
Taxes, freights and returns		(1,121,243)	(821,009)	(1,164,270)	(872,228)

Net sales		3,953,916	2,793,932	4,465,786	3,154,755
Cost of sales		(3,220,433)	(2,425,113)	(3,672,866)	(2,769,403)

Gross profit		733,483	368,819	792,920	385,352

Income (expenses)
Selling		(37,432)	(42,517)	(49,691)	(55,860)
Distribution		(65,981)	(64,676)	(65,981)	(64,676)
General and administrative		(135,401)	(85,493)	(147,255)	(96,894)
Research and development		(9,832)	(13,203)	(11,261)	(13,203)
Equity in the results of investees	11 (c)	23,682	(37,758)	6,612	(7,818)
Depreciation and amortization		(26,758)	(20,464)	(28,357)	(22,099)
Proceeds from fixed assets and other disposals		(4,316)	(754)	(4,341)	(835)
Other operating income (expenses), net	24	(7,927)	115,761	(8,229)	117,166

		(263,965)	(149,104)	(308,503)	(144,219)

Operating profit before financial result		469,518	219,715	484,417	241,133

Financial result	23
Financial expenses		(735,694)	(222,560)	(762,588)	(243,206)
Financial income		101,141	34,982	117,426	34,664
		(634,553)	(187,578)	(645,162)	(208,542)

Profit (loss) before taxation		(165,035)	32,137	(160,745)	32,591

Income tax and social contribution – current	18 (a)	(36,293)	(1,255)	(39,692)	(3,393)
Income tax and social contribution – deferred	18 (b)	77,929	(21,147)	77,038	(19,463)
		41,636	(22,402)	37,346	(22,856)

Net income (loss) for the period		(123,399)	9,735	(123,399)	9,735

Outstanding shares at the end of the period (in thousands)		520,928	507,541

Net income (loss) per share at the end of the period - R$		(0.2369)	0.01918

(A free translation of the original in Portuguese)

Braskem S.A.

ITR – Quarterly Information – Base Date 3/31/2010                                                                                                           Unaudited

Statement of cash flows		Parent company		Consolidated

	Mar/2010	Mar/2009	Mar/2010	Mar/2009
		Restated		Restated

Net income (loss) before taxation	(165,035)	32,137	(160,745)	32,591
Adjustments to reconcile net income (loss)
Depreciation, amortization and depletion	243,627	204,035	246,685	208,236
Equity in the results of investees	(23,682)	37,758	(6,612)	7,818
Loss (gain) on change in interest in investments and other	(1,452)	(873)
Provision for loss and write-offs (investments, property, plant and equipment, intangible assets, deferred charges)	9,378	2,338	9,691	885
Interest, monetary and exchange variations, net	519,045	157,797	513,103	156,416

Cash generation before changes in operating working capital	581,881	433,192	602,122	405,946

Changes in operating working capital
Marketable securities	(124,620)	(50,675)	(124,666)	(296)
Trade accounts receivable	(250,767)	(263,761)	(66,534)	(372,190)
Inventories	27,896	670,530	20,607	687,079
Taxes recoverable	(4,225)	(67,008)	(3,928)	(72,687)
Prepaid expenses	13,329	(12,550)	13,390	(11,812)
Other accounts receivable	(113,850)	(42,953)	(101,806)	(51,843)
Suppliers	863,805	(891,751)	754,457	(501,716)
Taxes payable	(211,990)	5,129	(215,885)	11,739
Long-term incentives	4,457	(5,184)	4,457	(5,184)
Advances from customers	25,642	37,600	25,387	40,685
Interest paid	(101,960)	(179,360)	(147,949)	(187,655)
Income tax and social contribution paid	(4,905)	(3,046)	(4,905)	(3,116)
Other accounts payable	36,492	(6,061)	42,929	(6,024)

Net cash provided by (used in) operating activities	741,185	(375,898)	797,676	(67,074)

Proceeds from the sale of permanent assets	706	1,533	717	1,533
Additions to investments	(312,457)	(8,325)		(4,980)
Additions to property, plant and equipment	(246,056)	(114,434)	(259,940)	(117,286)
Additions to intangible assets			(58)	(2,132)

Cash used in investing activities	(557,807)	(121,226)	(259,281)	(122,865)

Short-term debt
New loans	29,650	420,872	29,964	421,025
Repayment of loans	(1,199,853)	(772,497)	(1,160,239)	(823,139)
Long-term debt
New loans	619,018	606,891	620,539	607,694
Related parties
New loans	22,356
Repayment of loans	(25,425)	(504)
Dividends paid and prescribed	(96)	25	(19)	152
Other				5,455

Cash provided by (used in) financing activities	(554,350)	254,787	(509,755)	211,187

Increase (decrease) in cash and cash equivalents	(370,972)	(242,337)	28,640	21,248

Represented by
Cash and cash equivalents at the beginning of the period	2,262,804	2,199,862	2,663,642	2,611,600
Cash and cash equivalents at the end of the period	1,891,832	1,957,525	2,692,282	2,632,848

Increase (decrease) in cash and cash equivalents	(370,972)	(242,337)	28,640	21,248

(A free translation of the original in Portuguese)

Braskem S.A.

ITR – Quarterly Information – Base Date 3/31/2010                                                                                                                                       Unaudited

Statement of changes in stockholders’ equity
						Retained
			Capital reserves			earnings	Carrying
			Tax		Treasury	(accumulated	value
	Note	Capital	incentives	Other	Stock	deficit)	adjustments	Total

At December 31, 2008		5,375,802	407,410	554		(1,989,785)	(102,100)	3,691,881

Capital increase	20 (a)	97,379						97,379
Prescribed dividends						2,858		2,858
Treasury stock	20 (c)				(11,932)			(11,932)
Transfer to reserve				20,611				20,611
Carrying value adjustments	20 (e)						35,923	35,923
Net income for the year						917,228		917,228

At December 31, 2009		5,473,181	407,410	21,165	(11,932)	(1,069,699)	(66,177)	4,753,948

Prescribed dividends						936		936
Write-off of negative goodwill						6,892		6,892
Carrying value adjustments	20 (e)						(12,835)	(12,835)
Loss for the period						(123,399)		(123,399)

At March 31, 2010		5,473,181	407,410	21,165	(11,932)	(1,185,270)	(79,012)	4,625,542

(A free translation of the original in Portuguese)

Braskem S.A.

ITR – Quarterly Information – Base Date 3/31/2010                                                                                                           Unaudited

ALL AMOUNTS STATED IN THOUSANDS OF REAIS, UNLESS OTHERWISE INDICATED

1                    Operations

(a)        Braskem S.A. (“Braskem” or the “Company”) is a publicly-held corporation headquartered in Camaçari, State of Bahia, with 17 production units located in the States of Alagoas, Bahia, São Paulo and Rio Grande do Sul, that manufacture basic petrochemicals such as ethane, propane and benzene, in addition to gasoline and GLP (cooking gás). In the thermoplastic resin segment, the units produce polyethylene, polypropylene and PVC. Additionally, Braskem imports and exports chemicals, petrochemicals and fuels and produces and supplies inputs used by companies located at the Northeast and Southern Petrochemical Complexes, such as steam, water, compressed air and, electric energy. The Company also provides a number of services to and holds interests in other companies, as partner or stockholder. Braskem’s parent company is Odebrecht S.A. which at March 31, 2010 holds 66.8% of the voting capital, through its subsidiary BRK Investimentos Petroquímicos S.A. (“BRK”).

In January 2010, the Company ceased the activities of its plant located in São Paulo, where PVC specialty resins were manufactured. The main raw material of this unit was MVC (vynyl monochloride) that was transferred from the Braskem plant located in Camaçari, State of Bahia. The logistics required to make this basic input available in São Paulo was considered as unfeasible. To carry on the sales of this PVC resin, the Company made an agreement with Mexichem Colombia S.A. to import the product. The São Paulo unit is being maintained as a product distribution center with capacity to store and dispatch other Braskem resins in addition to PVC specialties. On December 31, 2009, management decided to fully provide the net book value of machinery and equipment in the amount of R$ 25,000, as it is not possible to forecast the cash flows from a potential resumption of the production or sale of the assets.

(b)       Corporate restructuring

Since its formation on August 16, 2002, the Company and its subsidiaries have undergone a major corporate restructuring process, disclosed to the market through material event notices. The main developments in 2009 and 2010 can be summarized as follows:

b.1 – The Extraordinary Stockholders’ Meetings of Braskem and Petroquímica Triunfo S.A (“Triunfo”) held on April 30 and May 5, 2009, respectively, approved the merger of Triunfo into the Company. This represented the last stage of the agreement entered into on November 30, 2007 among Petrobras - Petróleo Brasileiro S.A. (“Petrobras”), Petrobras Química S.A. (“Petroquisa”), Odebrecht S.A. (“Odebrecht”) and Nordeste Química S.A. (“Norquisa”). The merged net assets of Triunfo at book value amounted to R$117,990. Of this total,        R$ 97,379 was appropriated to a capital increase of the Company (Note 20(a)), and R$ 20,611 was allocated to the capital reserve account. A total of 13,387,157 Braskem class “A” preferred shares was issued and delivered to Triunfo stockholders, at the ratio of 0.210428051882238 Braskem class “A” preferred share to one (1) Triunfo common or class “A” preferred share.

Upon completion of this transaction, Petrobras, through its subsidiary Petroquisa, holds 59,014,254 common and 72,966,174 class “A” preferred shares of Braskem, corresponding to 25.3% and 31.0% of the Company’s total and voting capital, respectively.

b.2 – On January 22, 2010, the Company announced the completion of the negotiations that will result in the acquisition of Quattor Participações S.A. (“Quattor”), under an Investment Agreement entered into on that date among Odebrecht, Petrobras, Braskem and Unipar – União de Indústrias Petroquímicas S.A. (“Unipar”). The Agreement will enable Petrobras to consolidate its main petrochemical assets in Braskem, which will continue to be a publicly-held company with enhanced ability to compete globally. The Investment Agreement implementation schedule is as follows:

(A free translation of the original in Portuguese)

Braskem S.A.

ITR – Quarterly Information – Base Date 3/31/2010                                                                                                           Unaudited

(i)                 In December 2009, the holding company BRK was organized, in order to subsequently hold 100% of Braskem common shares owned by Odebrecht and Petrobras.

(ii)               In March and April 2010, Odebrecht and Petrobras increased BRK’s capital by R$ 3,500,000, through the payment in cash of new shares.

(iii)             Braskem capital increase in April 2010, as a private subscription of common and class “A” preferred shares, at an issue price of  R$ 14.40 per share. Such price was determined based on the average closing quotations of class “A” preferred shares at BOVESPA sessions between December 30, 2009 and January 21, 2010.

(iv)             Acquisition by Braskem, in April 2010, of 100% of Quattor shares held by Unipar, corresponding to 60% of Quattor’s total and voting capital. From then on, Braskem holds the share control of Quattor and its subsidiaries and will consolidate the results of these new subsidiaries as from April 2010.

(v)               Acquisition by Braskem, in May 2010, of 100% of shares in Unipar Comercial e Distribuidora S.A. (“Unipar Comercial”) held by Unipar - União de Indústrias Petroquímicas S.A. (“Unipar”)

(vi)             Acquisition by Braskem, in May 2010, of 66% of the total and voting shares of Polibutenos S.A. Indústrias Químicas (“Polibutenos”) held by Unipar and Chevron Oronite do Brasil Ltda. The remaining total and voting shares (33%) of Polibutenos are held by Quattor.

(vii)           Merger into Braskem, during the second quarter of 2010, of the remaining shares issued by Quattor.

(viii)         Public offer scheduled for the second quarter of 2010 for the acquisition of the outstanding shares of  Quattor Petroquímica.

Additionally, an Association Agreement entered into among Petrobras, Odebrecht and Braskem grants Braskem the right of first refusal to participate as partner in projects at the Petrochemical Complex of the State of Rio de Janeiro (Comperj) and the Petrochemical Complex of Suape, in Pernambuco. These projects are already underway and are expected to increase the offer of basic petrochemicals and resins in Brazil.

The Investment Agreement has been submitted to the Administrative Council for Economic Defense – CADE, accompanied by a voluntary offer of an Agreement for Deal Reversal - APRO.

2                    Presentation of the Quarterly Information

The individual and consolidated Quarterly Information was prepared in accordance with accounting practices adopted in Brazil, which comprise the Brazilian Corporation Law, pronouncements, guidelines and interpretations of the Accounting Pronouncements Committee (“CPC”), and the rules of the Brazilian Securities Commission (“CVM”). As permitted by CVM Deliberation 603 of November 10, 2009, the Company elected to present the Quarterly Information for the period ended March 31, 2010 in accordance with the accounting rules in effect on December 31, 2009.

In the preparation of the Quarterly Information for 2010 and 2009, the Company adopted the amendments to the corporate legislation introduced by Law 11638 of December 28, 2007 (“Law 11638/07”), with the respective amendments introduced by Provisional Measure 449/08, converted into Law 11941 of May 27, 2009 (“Law 11941/09”). Laws 11638/07 and 11941/09 amend Law 6404/76 (Brazilian Corporation Law) as regards aspects related to the preparation and disclosure of the financial statements and their main purpose was to amend the Brazilian Corporation Law in order to harmonize the accounting practices adopted in Brazil with the International Financial Reporting Standards issued by the International Accounting Standards Board – IASB.

(A free translation of the original in Portuguese)

Braskem S.A.

ITR – Quarterly Information – Base Date 3/31/2010                                                                                                           Unaudited

CPC pronouncements that affected the Quarterly Information are described below:

CPC	Subject matter	Approval by CVM
Pronouncement		Deliberation	Approval date
CPC 01	Impairment of assets	527/07	11/01/2007
CPC 02R	Effects of changes in exchange rates and translation of financial statements	534/08	1/29/2008
CPC 03R	Statement of cash flows	547/08	8/13/2008
CPC 04	Intangible assets	553/08	11/12/2008
CPC 05	Disclosures about related parties	560/08	12/11/2008
CPC 06	Leasing	554/08	11/12/2008
CPC 07	Government grants and subsidies	555/08	11/12/2008
CPC 08	Transaction costs and premiums on the issue of securities	556/08	11/12/2008
CPC 09	Statement of value added	557/08	11/12/2008
CPC 12	Adjustment to present value	564/08	12/17/2008
CPC 13	First-time adoption of Law 11638/07 and Law 11941/09	565/08	12/17/2008
CPC 14	Financial instruments: recognition, measurement and disclosure	(*)	12/17/2008
(*) CPC guidance “OCPC” 03 approved by Circular Letter/CVM/SNC/SEP 03/2009 on 11/19/09 superseded CPC 14.

During 2009, new pronouncements and technical interpretations relating to the convergence with international accounting standards were issued by CPC and approved by CVM. The adoption of these standards is mandatory in 2010, with retroactive effect to 2009 for comparison purposes.

As a result of the new CPCs and convergence to IFRS, the Company is in the final stages of the preparation of the opening balance sheet as of December 31, 2008, in accordance with such rules, and restating all months of 2009. The main impacts identified to date, yet to be reviewed by the independent auditors, include:

(i)                 restatement of property, plant and equipment for 1996 and 1997;

(ii)               write-off of deferred charges and certain amounts classified as intangible assets;

(iii)             adjustment to the defined benefit pension plan; and

(iv)             deferred income tax and social contribution on initial adjustments.

As to the restatement of the months of 2009, the event that may bring about the most significant impact, in addition to those mentioned with respect to the opening balance sheet, is the new measurement of business combinations involving the recent acquisitions by the Company, such as the purchase of Triunfo (Note 1.b.1). This transaction was originally accounted for at book value and the Company is presently completing the determination of the fair values of assets and liabilities of the acquired company.

Braskem carried out two further business combinations in April 2010 (Note 27), involving companies in Brazil and the United States. For these acquired companies, Braskem has started to implement projects to prepare financial statements in accordance with international standards and, at the same time, has engaged a specialized firm to evaluate the fair values of their assets and liabilities.

Given the recent business combinations, their complexity and the need to adopt consistent accounting practices for the Company and its new subsidiaries, it is not possible at this time to assess the effects of the new accounting rules and IFRS on the Company stockholders’ equity and results of operations.

Pronouncements and technical interpretations that will impact the Company Quarterly Information upon the first-time adoption of accounting pronouncements issued in 2009 are listed below:

(A free translation of the original in Portuguese)

Braskem S.A.

ITR – Quarterly Information – Base Date 3/31/2010                                                                                                           Unaudited

Pronouncements:

CPC	Subject matter	Approval by CVM
Pronouncement		Deliberation	Approval date
CPC 15	Business combinations	580/09	7/31/2009
CPC 16	Inventories	575/09	6/5/2009
CPC 18	Investment in associated companies	605/09	11/26/2009
CPC 19	Investment in joint ventures	606/09	11/26/2009
CPC 20	Borrowing costs	577/09	6/5/2009
CPC 21	Interim financial reporting	581/09	7/31/2009
CPC 22	Segment information	582/09	7/31/2009
CPC 23	Accounting policies, changes in accounting estimates and error correction	592/09	9/15/2009
CPC 24	Subsequent events	593/09	9/15/2009
CPC 25	Provisions, contingent liabilities and assets	594/09	9/15/2009
CPC 26	Presentation of financial statements	595/09	9/15/2009
CPC 27	Property, plant and equipment	583/09	7/31/2009
CPC 30	Revenues	597/09	9/15/2009
CPC 31	Non-current assets held for sale and discontinued operations	598/09	9/15/2009
CPC 32	Taxes on profit	599/09	9/15/2009
CPC 33	Employee benefits	600/09	10/7/2009
CPC 35	Separate financial statements	607/09	11/26/2009
CPC 36	Consolidated financial statements	608/09	11/26/2009
CPC 37	First-time adoption of International Financial Reporting Standards	609/09	12/22/2009
CPC 38 (i)	Financial instruments: recognition and measurement	604/09	11/19/2009
CPC 39 (i)	Financial instruments: presentation	604/09	11/19/2009
CPC 40 (i)	Financial instruments: disclosure	604/09	11/19/2009
CPC 43	First-time adoption of technical pronouncements 15 to 40	610/09	12/22/2009

(i) CVM Deliberation 604, of 11/19/09, revoked CPC 14.

Technical interpretations:

ICPC Technical	Subject matter	Approval by CVM
Interpretation		Deliberation	Approval date
ICPC-03	Leasing operations	613/09	12/22/2009
ICPC-04	Share-based payment	614/09	12/22/2009
ICPC-05	Group and treasury stock transactions	615/09	12/22/2009
ICPC-06	Hedge of net investment in a foreign operation	616/09	12/22/2009
ICPC-08	Accounting for dividend payment proposal	601/09	10/7/2009
ICPC-09	Individual, separate, consolidate financial statements and application of the equity method of accounting	618/09	12/22/2009
ICPC-10	Property, plant and equipment and investment properties	619/09	12/22/2009
ICPC-11	Customer assets received as consideration	620/09	12/22/2009
ICPC-12	Changes in liabilities for decommissioning	621/09	12/22/2009

(A free translation of the original in Portuguese)

Braskem S.A.

ITR – Quarterly Information – Base Date 3/31/2010                                                                                                           Unaudited

(a)        Petroquímica Triunfo

In the comparison between the Quarterly Information for the periods ended March 31, 2010 and 2009, the merger of Triunfo (Note 1(b.1), which took place in the second quarter of 2009, must be considered. The statement of operations of Triunfo at March 31, 2009 can be summarized as follows:

Statement of operations	1/1/2009 to
3/31/2009
Gross sales and/or services	131,674
Deductions	(26,493)
Net revenues	105,181
Cost of products sold	(92,037)
Gross profit	13,144
Operating expenses/ income	(13,406)
Selling	(5,567)
General and administrative	(8,501)
Financial	662
Loss before income tax and social contribution	(262)
Provision for income tax and social contribution	41
Loss for the period	(221)

(b)        Transitional Tax System (RTT)

The amounts presented in the Quarterly Information as of March 31, 2010 and 2009 consider the adoption of RTT by the Company and its subsidiaries headquartered in Brazil, as permitted by Law 11941/09, the purpose of which is to maintain the tax neutrality of the amendments to the Brazilian corporate legislation introduced by Law 11638/07 and Law 11941/09. The permanent option for RTT was made upon submission of the Corporate Income Tax Return (DIPJ) for calendar year 2008. The transitional tax effects, wherever applicable, generated as a result to the adhesion to RTT,  are included in deferred income tax and social contribution (Note 18(b)).

(c)        Presentation of the statement of operations and statement of cash flows – 1st quarter of 2009

(i) CPC 2R – The statements of operations and of cash flows, foreign subsidiaries that are considered extensions of the parent company were previously included in the financial statements of the Company, as required by item 4 of CPC 2. As this requirement was eliminated in the revised version of the pronouncement, known as CPC 2R, the Company is presenting information for the first quarter of 2009, for comparison purposes, excluding its foreign subsidiaries.

(ii) CPC 3R – The Company is restating its statement of cash flows to improve presentation.

(A free translation of the original in Portuguese)

Braskem S.A.

ITR – Quarterly Information – Base Date 3/31/2010                                                                                                           Unaudited

3          Significant Accounting Practices

No significant changes occurred in the accounting practices adopted to prepare the Quarterly Information in relation to those used in the financial statements for the year ended December 31, 2009.

            (a) Consolidated Quarterly Information

The consolidated Quarterly Information was prepared in accordance with the consolidation principles established in the Brazilian Corporation Law and supplementary rules of CVM and comprise the Quarterly Information of the Company and its subsidiaries, jointly-controlled entities and special purpose entity where the Company, directly and indirectly, has shareholding control or control over activities, as described below:

			Interest in total capital - %

		Head office (country)	Mar/2010	Dec/2009	Mar/2009

Subsidiaries
Braskem America Inc. (“Braskem America”)		USA	100.00	100.00	100.00
Braskem Distribuidora Ltda.(“Braskem Distribuidora”) and subsidiaries		Brazil	100.00	100.00	100.00
Braskem Europe B.V. (“Braskem Europa”)		Holland	100.00	100.00	100.00
Braskem Finance Limited (“Braskem Finance”)		Cayman Islands	100.00	100.00	100.00
Braskem Incorporated (“Braskem Inc”)		Cayman Islands	100.00	100.00	100.00
Braskem Participações S.A. (“Braskem Participações”)		Brazil	100.00	100.00	100.00
Braskem Petroquímica S.A. (“IPQ Argentina”)		Argentina	100.00	100.00	100.00
Braskem Petroquímica Chile Limitada (“Braskem Chile”)		Chile	100.00	100.00	100.00
CCI - Comercial Importadora S.A. (“CCI”)	(iii)	Brazil			100.00
Companhia Alagoas Industrial - CINAL (“CINAL”)		Brazil	100.00	100.00	100.00
Copesul International Trading INC. (“CITI”)	(i)	British Virgin Islands			100.00
Grust Holdings S.A. (“Grust”)	(ii)	Brazil			100.00
Ideom Tecnologia Ltda. (“Ideom”)		Brazil	100.00	100.00	100.00
Braskem Chile Limitada (“IPQ Chile”)		Chile	100.00	100.00	100.00
IQ Soluções & Químicas S.A.(“Quantiq”) and subsidiary		Brazil	100.00	100.00	100.00
ISATEC–Pesquisa, Desenv. e Análises Quím.Ltda. (“ISATEC”)		Brazil	100.00	100.00	100.00
Natal Trading	(i)	British Virgin Islands			100.00
Politeno Empreendimentos Ltda. (“Politeno Empreendimentos”)		Brazil	100.00	100.00	100.00
Varient Distribuidora de Resinas Ltda. (“Varient”)	(vi)	Brazil	100.00	100.00

Jointly-controlled entities	(iv)
CETREL S.A. – Empresa de Proteção Ambiental ("CETREL")		Brazil	53.83	53.66	54.09
Polietilenos de America S.A.(“POLIMERICA”)		Venezuela	49.00	49.00
Polipropileno Del Sur S.A. (“PROPILSUR”)		Venezuela	49.00	49.00

Special Purpose Entity (“EPE”)
Fundo de Investimento Multimercado Crédito Privado Sol (“FIQ Sol”)	(v)	Brazil	100.00	100.00	100.00

(i)       Subsidiaries merged into Braskem Inc. in December 2009

(ii)     Company wound up in June 2009

(iii)     Company merged into Braskem Importação e Exportação Ltda.(“Braskem Importação”) in September 2009

(iv)     Proportionately consolidated investments, pursuant to CVM Instruction 247/96

(v)       Fund consolidated pursuant to CVM Instruction 408/04

(vi)     Company organized in September 2009, formerly Quantiq

Intercompany investments, equity in the results of investees, as well as assets and liabilities balances, revenues and expenses and unrealized profits were eliminated on consolidation.

Goodwill attributed to the fair value of property, plant and equipment was reclassified to the account of the specific underlying asset, pursuant to CVM Instruction 247/96.

As provided in paragraph 1 of article 23 of CVM Normative Instruction 247/96, the Company has not proportionately consolidated the Quarterly Information of the jointly-controlled entity Refinaria de Petróleo Rio-Grandense S.A. (“RPR”). Information for this subsidiary is not expected to significantly alter the Company consolidated Quarterly Information.

(A free translation of the original in Portuguese)

Braskem S.A.

ITR – Quarterly Information – Base Date 3/31/2010                                                                                                           Unaudited

(b)        Reconciliation of stockholders’ equity between parent company and consolidated

	Stockholders’ equity
	Mar/2010	Dec/2009

Parent company	4,625.542	4,753,948
Exclusion of gain on sale of investment among related parties	(38,476)	(38,476)
Reversal of amortization of goodwill on the sale of investments among related parties	26,452	26,452
Consolidated	4,613.518	4,741,924

4          Cash and Cash Equivalents

	Parent company		Consolidated

	Mar/2010	Dec/2009	Mar/2010	Dec/2009

Cash and banks	317,497	140,800	793,713	314,484
Financial investments
Domestic	1,306,900	1,524,966	1,344,973	1,558,198
Foreign	267,435	597,038	553,596	790,960
	1,891,832	2,262,804	2,692,282	2,663,642

Domestic financial investments are mainly represented by quotas in Braskem’s exclusive fund (FIQ Sol) which, in turn, holds fixed-income instruments and time deposits. Foreign investments consist of sovereign fixed-income instruments or instruments issued by first-tier financial institutions with high liquidity. All financial investments were classified as held for trading and are stated at fair value, the variations of which are taken to the results of operations.

5          Marketable Securities

	Parent company		Consolidated

	Mar/2010	Dec/2009	Mar/2010	Dec/2009
Current assets
U.S. Treasury bonds	284,900	261,453	285,194	261,884
Shares held for trading	85	25,761	85	25,761
Investments in FIQ Sol – held for trading	314,495	179,175	314,495	179,175
	599,480	466,389	599,774	466,820

Non-current assets
Subordinated investment fund quotas	16,499	15,811	16,499	15,810
Other			2,021	1,976
	16,499	15,811	18,520	17,786
Total	615,979	482,200	618,294	484,606

(A free translation of the original in Portuguese)

Braskem S.A.

ITR – Quarterly Information – Base Date 3/31/2010                                                                                                           Unaudited

U.S. Treasury bonds were classified as available-for-sale, and earn average interest of  0.93% p.a. The changes in fair value are recorded in “carrying value adjustments”, in stockholders’ equity (Note 20(e)).

6          Trade Accounts Receivable

	Parent company		Consolidated

	Mar/2010	Dec/2009	Mar/2010	Dec/2009
Customers
Domestic market	1,333,459	1,031,542	1,422,438	1,082,902
Foreign market	586,669	633,985	586,702	855,754
Advances on exchange bills delivered		(361,938)		(361,938)
Allowance for doubtful accounts	(209,573)	(205,034)	(225,511)	(220,845)
Total	1,710,555	1,098,555	1,783,629	1,355,873

Current assets	1,649,068	1,040,212	1,721,702	1,297,090
Non-current assets	61,487	58,343	61,927	58,783

7                    Inventories

	Parent company		Consolidated

	Mar/2010	Dec/2009	Mar/2010	Dec/2009

Finished products and work in process	974,675	971,296	1,086,481	1,079,659
Raw materials, production inputs and packaging	422,482	360,810	444,715	377,226
Maintenance materials (i)	359,941	363,709	362,388	366,543
Advances to suppliers	6,454	8,700	6,748	8,930
Imports in transit and other	16,259	94,556	36,501	116,039
Total	1,779,811	1,799,071	1,936,833	1,948,397

Current assets	1,750,814	1,769,798	1,907,836	1,919,124
Non-current assets (i)	28,997	29,273	28,997	29,273

(i)    Based on the consumption history, part of inventories of maintenance materials was classified in long-term receivables.

(A free translation of the original in Portuguese)

Braskem S.A.

ITR – Quarterly Information – Base Date 3/31/2010                                                                                                           Unaudited

8                    Related parties

(a)        Parent company

	Assets and liabilities balances Mar/2010
	Assets				Liabilities
	Current		Non-current		Current		Non-current		Related parties
Subsidiaries
Braskem Chile	245	(i)
Braskem Distribuidora			10,338	(x)	13,138	(xv)
Braskem Europa	50,768	(i)
Braskem Importação									111	(x)
Braskem Inc.			5,751	(xi)	111,317	(xiv)	1,689,694	(xvi)	75,163	(xiii)
Braskem Participações	96	(ii)
CINAL	32	(i)	986	(x)	69	(xv)
Ideom			3,216	(x)
IPQ Argentina	16,939	(i)
IPQ Chile	128	(ii)
ISATEC			1,148	(x)
Lantana			51	(x)
Politeno Empreendimentos			22	(x)
Quantiq	10,003	(iii)	17,425	(x)
Varient	24,788	(iv)							1,618	(x)
	102,999		38,937		124,524		1,689,694		76,892
Jointly-controlled entities
CETREL	1,913	(v)			1,516	(xv)
RPR	1,304	(i)			16,155	(xv)
	3,217				17,671
Associated company
Borealis	2,741	(vi)
	2,741
Related companies
Construtora Norberto Odebrecht ("CNO")					1,165	(xv)
Petrobras	44,151	(vii)	50,631	(xii)	672,782	(xv)	21,386	(xv)
Refinaria Alberto Pasqualini ("REFAP")					138,313	(xv)
Other	5,945	(viii)
	50,096		50,631		812,260		21,386
EPE
FIQ Sol	1,412,174	(ix)
	1,412,174

At March 31, 2010	1,571,227		89,568		954,455		1,711,080		76,892
At December 31, 2009	1,603,278		70,054		1,308,584		1,673,501		78,195

(i)        “Trade accounts receivables”

(ii)      “Other accounts receivable”

(iii)     Amount in “trade accounts receivable”: R$ 6,240 and in “dividends and interest on capital receivable”: R$ 3,763

(iv)     Amount in “trade accounts receivable”: R$ 23,532 and in “dividends and interest on capital receivable”: R$ 1,256

(v)       Amount in “trade accounts receivable”: R$ 12 and in “dividends and interest on capital receivable”: R$ 1,901

(vi)     Amount in “trade accounts receivable”: R$ 2,554 and in “other accounts receivable”: R$ 187

(vii)    Amount in “trade accounts receivable”: R$ 36,233 and in “other accounts receivable”: R$ 7,918

(viii)  Amount in “trade accounts receivable”: R$ 5,842 and in “other accounts receivable”: R$ 103

(ix)     Amount in “cash and cash equivalents”: R$ 1,097.679 and in “marketable securities”: R$ 314,495

(x)       Amounts relating to current accounts bearing interest at 100%  of CDI

(xi)     Amount relating to a loan bearing interest at 100%  of CDI

(xii)    Amount relating to a loan bearing interest at TJLP +  2% p.a.

(xiii)  R$ 68,324 in current liabilities relates to notes payable remunerated at exchange variation + 3-month Libor + interest of  1.6% p.a. and R$ 6,839 in non-current liabilities relates to current account balance bearing interest of  100%  of CDI

(xiv)   Amount in  “suppliers”: R$ 48,518, and in "loans and financing": R$ 62,799, remunerated at exchange variation + interest between 7.65%  and 11.0% p.a.

(xv)    “Suppliers”

(xvi)   Amount in “loans and financing”: R$ 1,689,694, remunerated at exchange variation + interest between 7.65%  and 11.0% p.a.

In consolidated non-current assets, the “related parties” amount of R$ 109,332 comprises R$ 50,631 for a loan to Petrobras remunerated at TJLP + interest of 2% p.a. and R$ 58,701 for credits receivable from Propilsur, a company that is proportionately consolidated by Braskem.

(A free translation of the original in Portuguese)

Braskem S.A.

ITR – Quarterly Information – Base Date 3/31/2010                                                                                                           Unaudited

Parent company (continued)

	Statement of operations – Jan to Mar/010
		Raw materials,	Financial	Production cost/
	Product	services and	income/	general & adm.
	sales	utility purchases	(expenses) (i)	expenses
Subsidiaries
Braskem Argentina	14,054		2,116
Braskem Chile	245		480
Braskem Distribuidora		919	185
Braskem Europa	43,781		(5,245)
Braskem Importação			(2)
Braskem Inc.		210,711	(41,091)
CINAL	88	4,173	12
Ideom			49
IPQ Argentina			(180)
IQAG – Armazéns Gerais Ltda. (“IQAG”)		2
ISATEC			18
Quantiq	19,528	21	220
Varient	35,728		(85)
	113,424	215,826	(43,523)
Jointly-controlled entities
CETREL	34	2,574
RPR	79,746	20,844
	79,780	23,418
Associated company
Borealis	34,418	5
	34,418	5
Post-employment benefit plans
Fundação Petrobras de Seguridade Social ("PETROS")				1,169
Odeprev – Odebrecht Previdência (“ODEPREV”)				1,884
Triunfo Vida				81
				3,134
Related parties
CNO		4,188
Odebrecht Plantas Industriais e Participações S.A ("OPIP")		32,005
Petrobras	130,493	1,278,276	979
Petrobras International Finance ("PIFCo")			(567)
REFAP		317,327
	130,493	1,631,796	412

At March 31, 2010	358,115	1,871,045	(43,111)	3,134
At March 31, 2009	453,349	1,133,402	26,130	4,043

(i) Includes exchange variation effect

The transactions between the Company and related parties are carried out at normal market prices and conditions, considering:

(i)     for purchases of naphtha from Petrobras and REFAP, the international market prices for naphtha and other petroleum derivatives considering quality of parafinicity and contaminants of naphtha delivered; and

(ii)   for sales to subsidiaries abroad, a 180-day payment term, longer than the term offered to other customers.

(A free translation of the original in Portuguese)

Braskem S.A.

ITR – Quarterly Information – Base Date 3/31/2010                                                                                                           Unaudited

(b) Key management personnel

The Company considers as “key management personnel” the members of its board of directors and executive board, which comprises the chief executive officer and vice presidents.

Statement of operations	Parent company		Consolidated
	Mar/2010	Mar/2009	Mar/2010	Mar/2009
Remuneration
Short-term benefits to employees and managers	2,371	2,595	2,378	2,615
Post-employment benefits	30	58	30	58
Employment contract termination benefits		36		36
Long-term incentives	44	267	44	267
Total	2,445	2,956	2,452	2,976

Balance sheet accounts – parent company/ consolidated		Mar/2010		Dec/2009

Long-term incentives		4,107		2,604
Total		4,107		2,604

9                    Taxes Recoverable

	Parent company		Consolidated

	Mar/2010	Dec/2009	Mar/2010	Dec/2009

Excise tax (IPI)	25,303	24,698	25,830	25,643
Value-added tax (ICMS) (a)	1,001,132	1,059,900	1,012,205	1,069,116
Social Integration Program (PIS) and Social Contribution on Revenues (COFINS)	245,329	201,871	246,482	203,813
PIS - Decrees-law 2445 and 2449/88	55,194	55,194	55,194	55,194
Income tax and social contribution	261,872	254,497	273,412	266,232
Tax on net income (ILL)	59,856	59,510	59,856	59,510
Other	96,827	80,713	101,562	86,147
Total	1,745,513	1,736,383	1,774,541	1,765,655

Current assets	409,900	482,494	431,199	505,854
Non-current assets	1,335,613	1,253,889	1,343,342	1,259,801

(a)       ICMS

The Company has accumulated ICMS tax credits during past years, basically due to capital expenditures, domestic shipments of products with incentives (entitled to deferred taxation), and export sales. The States of Bahia and Rio Grande do Sul account for the higher share in these tax credits, as most business units are located there.

Management has prioritized a number of actions aimed at optimizing the use of such credits and, currently, no losses are expected from their realization. Actions taken by management include:

•         agreement with the Rio Grande do Sul State authorities maintaining the full deferral of ICMS on naphtha imports and capping the use of accumulated ICMS tax credits at a monthly average of R$ 8,250 for offset against monthly balances due by the units located in that State;

(A free translation of the original in Portuguese)

Braskem S.A.

ITR – Quarterly Information – Base Date 3/31/2010                                                                                                           Unaudited

•         maintaining the increased percentage reduction in the tax basis of ICMS levied in the State of Bahia on imported petrochemical naphtha (down to an effective rate of 5.8%), as per paragraphs 9 and 10, article 347 of the Bahia State ICMS regulations (Decree 11059 of May 19, 2008);

•         agreement executed with the State of Bahia in November 2009, without affecting the previous item, to ensure the applicability of State Decree 11807, of October 27, 2009, to gradually reduce the ICMS effective rate on national naphtha acquired in that State from 17% to 0% by March 2011. At March 31, 2010, the ruling rate is 10%;

•         agreement with the Rio Grande do Sul State to use R$ 9,600 per year of the credit balance to pay acquisitions of assets for investments in that State;

•         imports of inputs under specific prerogatives established in the customs legislation, thus ensuring a lower generation of ICMS credits;

•         maintaining the increased ICMS calculation basis on sales of fuels to industrial refiners, from 40% to 100%, pursuant to article 347 of the Bahia State ICMS regulations; and

•         replacing co-product exports with domestic transactions.

Considering the tax rule that limits the short-term use of ICMS credits from capital expenditures and management’s projections regarding the term for realization of the other credits, at March 31, 2010, the amount of R$ 796,010 for parent company and consolidated (2009 – R$ 703,313, parent company and consolidated) was recorded in non-current assets.

10        Judicial Deposits and Compulsory Loan – Non-current Assets

	Parent company		Consolidated

	Mar/2010	Dec/2009	Mar/2010	Dec/2009

Judicial deposits
Tax contingencies	75,804	83,108	79,785	87,030
Labor and other contingencies	57,875	60,403	61,095	63,578

Compulsory loan
Eletrobrás (Note 5)	3,816	3,816	3,982	3,984
	137,495	147,327	144,862	154,592

(A free translation of the original in Portuguese)

Braskem S.A.

ITR – Quarterly Information – Base Date 3/31/2010                                                                                                           Unaudited

11        Investments

(a)        Information on investments

					Adjusted
		Interest in	Adjusted net income		stockholders’ equity
		total capital	(loss) for the period		(net capital deficiency)
		(%)
(a.1) Parent company investments		Mar/2010	Mar/2010	Mar/2009	Mar/2010	Dec/2009

Subsidiaries
Braskem America		100.00	(1,498)	1,677	309,411	3,821
Braskem Argentina	(ii)			(639)
Braskem Chile		100.00	(463)	1,202	4,526	4,989
Braskem Distribuidora		100.00	1,546	(1,292)	90,673	89,127
Braskem Europa		100.00	5,700	121	120,526	114,826
Braskem Finance		100.00	(867)	(467)	31,830	32,697
Braskem Inc.		100.00	6,991	14,250	12,656	15,679
Braskem Participações		100.00	(1,378)		953	2,331
CCI	(i)			2
CINAL		100.00	989	228	29,308	28,319
CITI	(iii)			(48,702)
Ideom	(iv)	99.90	(1,491)		(3,460)	(1,969)
IPQ Argentina		96.77	830	(1,533)	9,030	8,200
IPQ Chile		99.02	(18)	133	1,463	1,481
IQAG		0.12	183	151	1,064	881
ISATEC		100.00	(392)	(650)	1,525	1,917
Natal Trading	(iii)			(133)
Politeno Empreendimentos		100.00	(24)	367	(15)	9
Quantiq		100.00	4,918	1,802	99,135	94,244
Varient		100.00	564		13,315	14,007

Jointly-controlled entities
CETREL		53.83	6,508	6,457	235,696	226,179
RPR		33.20	13,565	10,380	11,625	(14,193)

Associated companies
Borealis		20.00	4,838	494	120,750	103,422
CODEVERDE		35.75	(2)	(448)	94,366	102,182
Sansuy Administração, Participação, Representação e Serviços Ltda		20.00	(9)	(8)	1,976	1,986

(A free translation of the original in Portuguese)

Braskem S.A.

ITR – Quarterly Information – Base Date 3/31/2010                                                                                                           Unaudited

		Interest in	Adjusted net income (loss) for the period		Adjusted stockholders’ equity
		total capital			(net capital deficiency)
		(%)
(a.2) Subsidiaries’ investments		Mar/2010	Mar/2010	Mar/2009	Mar/2010	Dec/2009

Braskem Distribuidora
Braskem Argentina	(ii)			(639)
Braskem Importação		100.00	3	5	189	186
IPQ Argentina		0.06	830	(1,533)	9,030	8,200
Lantana		96.35	1,873	(37)	83,814	81,941
Braskem Participações
Ideom	(iv)	0.10	(1,491)		(3,460)	(1,969)
Braskem Inc
Lantana		3.65	1,873	(37)	83,814	81,941
Quantiq
IQAG		99.88	183	151	1,064	881
IPQ Chile
IPQ Argentina		3.17	830	(1,533)	9,030	8,200
Braskem Europa
Jointly-controlled entities
Propilsur	(v)	49.00	(1,336)		(4,229)	(5,288)
Polimerica	(vi)	49.00	(940)		(4,685)	(5,760)

(i)              Company merged into Braskem Importação in September 2009.

(ii)           Company merged into IPQ Argentina in August 2009.

(iii)          Company merged into Braskem Inc. in December 2009.

(iv)          Company located at the Camaçari Petrochemical Complex providing applied research services for the chemical and petrochemical, plastic materials and textile industries.

(v)           Company located at the oil and petrochemical industrial complex “Major General José Antônio Anzoátegui”, Venezuela, engaged in the construction, operation and maintenance of a petrochemical pole comprised of plants for the production of polyethylene, in addition to other petrochemicals, and marketing, provision of services and holding interests in other companies.

(vi)          Company located at the oil and petrochemical industrial complex “Major General José Antônio Anzoátegui”, Venezuela, engaged in the construction, operation and maintenance of a petrochemical pole comprised of plants for the production of first- and second-generation petrochemical thermoplastic products, including propylene, polypropylene and other petrochemicals, marketing, provision of services and holding interests in other companies.

(A free translation of the original in Portuguese)

Braskem S.A.

ITR – Quarterly Information – Base Date 3/31/2010                                                                                                           Unaudited

(b)        Changes in investments in subsidiaries, jointly-controlled entities and associated companies

		Capital					Carrying	Provision
	Balance at	increase	Dividends &	Equity in	Amortization	Indrease in	value	for	Balance at
	12/31/2009	(decrease)		the results	of goodwill	interest	adjustment	losses	3/31/2010
Subsidiaries and
jointly-controlled entities

Subsidiaries in Brazil
Braskem Distribuidora	89,127	-	-	1,546	-	-	-	-	90,673
Braskem Participações	2,331	-	-	(1,378)	-	-	-	-	953
CETREL	115,993	5,369	(1,901)	3,129	(464)	1,452	-	-	123,578
CINAL	19,588	-	-	989	-	-	-	-	20,577
Quantiq	94,244	-	(27)	4,918	-	-	-	-	99,135
Politeno Empreendimentos	9	-	-	-	-	-	-	(9)	-
ISATEC	1,917	-	-	(392)	-	-	-	-	1,525
Ideom	-	-	-	-	-	-	-	-	-
Varient	14,007	-	(1,256)	564	-	-	-	-	13,315
RPR	-	-	-	2,144	-	-	1,716	-	3,860
	337,216	5,369	(3,184)	11,520	(464)	1,452	1,716	(9)	353,616

Foreign subsidiaries
Braskem America (i)	3,821	307,088	-	(1,498)	-	-	-	-	309,411
Braskem Europa	114,826	-	-	5,700	-	-	-	-	120,526
Braskem Inc	15,679	-	-	6,991	-	-	(10,014)	-	12,656
Braskem Finance	32,697	-	-	(867)	-	-	-	-	31,830
Braskem Chile	4,989	-	-	(463)	-	-	-	-	4,526
IPQ Argentina	8,200	-	-	830	-	-	-	-	9,030
IPQ Chile	1,481	-	-	(18)	-	-	-	-	1,463
	181,693	307,088	-	10,675	-	-	(10,014)	-	489,442

Total subsidiaries	518,909	312,457	(3,184)	22,195	(464)	1,452	(8,298)	(9)	843,058

Associated companies
Borealis	20,684	-	-	3,466	-	-	-	-	24,150
Total associated companies	20,684	-	-	3,466	-	-	-	-	24,150

(i)       Capital increase in March 2010, for the future acquisition of Sunoco Chemicals Inc. (Note 27(a))

(c)        Breakdown of equity in the results of investees

	Parent company		Consolidated
	Mar/2010	Mar/2009	Mar/2010	Mar/2009
Equity in the results of subsidiaries
and jointly-controlled entities	22,195	(31,815)	3,610	(2,350)
Equity in the results of associated companies	3,466		3,466
Amortization of goodwill	(464)	(5,468)	(464)	(5,468)
Provision for loss on investments	(1,515)	(475)
	23,682	(37,758)	6,612	(7,818)

(A free translation of the original in Portuguese)

Braskem S.A.

ITR – Quarterly Information – Base Date 3/31/2010                                                                                                           Unaudited

12        Property, Plant and Equipment

Consolidated

					Average
			Mar/2010	Dec/2009	annual depreciation/
		Accumulated			depletion
		depreciation/			rates
	Cost	depletion	Net	Net	(%)

Land	82,025		82,025	82,023
Buildings and improvements	1,451,995	(577,141)	874,854	864,634	3.0
Machinery, equipment and facilities	12,945,596	(5,179,996)	7,765,600	7,786,531	6.9
Mines and wells	24,320	(9,082)	15,238	15,723	9.0
Furniture and fixtures	120,048	(58,086)	61,962	62,485	10.0
IT equipment	136,623	(92,125)	44,498	24,013	20.0
Projects in progress	1,018,825		1,018,825	1,060,177
Laboratory/security equipment	104,618	(25,728)	78,890	76,682	10.0
Other	162,397	(76,067)	86,330	71,893	20.0
	16,046,447	(6,018,225)	10,028,222	10,044,161

Parent company	15,701,133	(5,859,258)	9,841,875	9,850,672

On-going projects mainly represent projects for expanding the capacity of the industrial units and operational improvements to increase the working life of machines and equipment and projects in the areas of health, safety and environment.

13        Intangible Assets

Consolidated

					Average annual
			Mar/2010	Dec/2009	amortization
		Accumulated			rates
	Cost	amortization	Net	Net	(%)

Goodwill attributed to expected future profitability	3,211,501	(1,130,794)	2,080,707	2,080,707	(i)
Trademarks and patents	81,846	(26,132)	55,714	56,611	5.2
Software and rights of use	294,377	(97,117)	197,260	198,637	12.7
	3,587,724	(1,254,043)	2,333,681	2,335,955

Parent company	3,588,087	(1,249,212)	2,338,875	2,341,035

(i)             Goodwill attributed to expected future profitability was amortized up to December 31, 2008, within a maximum period of 10 years.  As from 2009, this type of goodwill is no longer systematically amortized, being subject to the annual impairment test, pursuant to CPC 01.

(A free translation of the original in Portuguese)

Braskem S.A.

ITR – Quarterly Information – Base Date 3/31/2010                                                                                                           Unaudited

14        Deferred Charges

The balance at March 31, 2010 relates to expenses incurred during the construction period of industrial plants (pre-operating expenses), that are amortized over five years. The Company elected to maintain the balance at December 31, 2008 up to its full amortization, subject to review for impairment, as provided in article 299-A of Law 6404/76, introduced by article 25 of Law 11941/09.

15        Loans and Financing

			Consolidated

		Annual financial charges	Mar/2010	Dec/2009

Foreign currency

Eurobonds		Note 15(a)	2,314,074	2,250,037

Advances on foreign exchange contracts	Dec/09	US$ exchange variation + average interest of 6.61%		1,098

Export prepayments		Note 15(b)	2,740,373	2,669,597

Medium-Term Notes		US$ exchange variation + average interest of 11.75%	455,132	457,748

Raw material financing	Mar/10	US$ exchange variation + average interest of 2.57%	16,509
	Dec/09	US$ exchange variation + average interest of 4.08%		16,077

BNDES	Mar/10	Average interest of 7.30% + post-fixed monetary restatement (UMBNDES) (i)	12,406
	Mar/10	US$ exchange variation + average interest of 6.11%	186,427
	Dec/09	Average interest of 7.52% + post-fixed monetary restatement (UMBNDES) (i)		14,565
	Dec/09	US$ exchange variation + average interest of 6.26%		181,293

Working capital		US$ exchange variation + average interest of 7.64%	691,194	674,373

Project financing (NEXI)		YEN exchange variation + interest of 0.95% above TIBOR (Note 15(c))	94,155	101,895

Transaction costs, net		Note 15(h)	(26,285)	(28,041)

Local currency

Working capital	Mar/10	Post-fixed monetary restatement (117.5% of CDI)	604,175
	Dec/09	Post-fixed monetary restatement (from 92% to 119.09% of CDI)		687,638
		Fixed interest of 9.93% + TR	81,407	79,473

FINAME	Mar/10	Average interest of 4.64% + TJLP	190
	Dec/09	Average interest of 4.68% + TJLP		260

BNDES		Average fixed interest of 2.83% +TJLP	1,347,923	1,374,259

BNB	Mar/10	Average interest of 9.02%	410,526
	Dec/09	Fixed interest of 9.47%		389,582

FINEP		Post-fixed monetary restatement (TJLP)	78,785	84,246

Transaction costs, net		Note 15(h)	(8,870)	(10,744)

Total			8,998,121	8,943,356

Current liabilities			(1,049,001)	(1,504,063)

Non-current liabilities			7,949,120	7,439,293

(i) UMBNDES = BNDES monetary unit.

(A free translation of the original in Portuguese)

Braskem S.A.

ITR – Quarterly Information – Base Date 3/31/2010                                                                                                       Unaudited

 (a)      Eurobonds

The breakdown of eurobond transactions is as follows:

				Parent company / consolidated
Issue date	Issue amount US$ thousand	Maturity	Interest (% p.a.)	Mar/2010	Dec/2009

Jul/1997	250,000	Jun/2015	9.38	275,475	263,198
Jun/2005	150,000	None	9.75	268,225	262,231
Apr/2006	200,000	None	9.00	362,510	354,409
Sep/2006	275,000	Jan/2017	8.00	496,740	495,216
Jun/2008	500,000	Jun/2018	7.25	911,124	874,983
Total	1,375,000			2,314,074	2,250,037

(b)       Export prepayments

The breakdown of export prepayments is as follows:

				Consolidated
Date	Initial transaction amount US$ thousand	Maturity	Charges (% p.a)	Mar/2010	Dec/2009
Jul/05	10,000	Jun/10	US$ FX variation + 6-month Libor + 2.05	3,587	3,486
Jul/06	95,000	Jun/13	US$ FX variation + 6-month Libor + 1.00	70,551	74,148
Jul/06	75,000	Jul/14	US$ FX variation + 6-month Libor + 0.78	115,772	119,718
Mar/07	35,000	Mar/14	US$ FX variation + 6-month Libor + 1.60	62,339	61,298
Apr/07	150,000	Apr/14	US$ FX variation + 6-month Libor + 0.77	270,415	262,749
Oct/07	315,525	Jan/10	US$ FX variation + 4-month Libor + 1.00		545,210
Nov/07	150,000	Nov/13	US$ FX variation + 6-month Libor + 1.40	268,882	261,822
Oct/08	725,000	Oct/13	US$ FX variation + 5.6	1,305,807	1,269,210
May/09	20,000	Jan/11	US$ FX variation + 6-month Libor + 4.00	36,253	36,315
Aug/09	20,000	Jul/11	US$ FX variation + 6-month Libor + 5.00	35,876	35,641
Mar/10	100,000	Mar/15	US$ FX variation + 6-month Libor + 2.50	178,404
Mar/10	150,000	Mar/15	US$ FX variation + 6-month Libor + 2.50	267,606
Mar/10	70,000	Mar/15	US$ FX variation + 6-month Libor + 2.50	124,881
Total	1,915,525			2,740,373	2,669,597

(c)        Project financing

In March and September 2005, the Company obtained loans in Japanese currency from Nippon Export and Investment Insurance ("NEXI"), in the amount of YEN 5,256,500 thousand - R$ 136,496, and YEN 6,628,200 thousand - R$ 141,529, respectively. The principal is being paid in 11 installments commencing in March 2007, with final maturity in June 2012.

(A free translation of the original in Portuguese)

Braskem S.A.

ITR – Quarterly Information – Base Date 3/31/2010                                                                                                       Unaudited

As described in Note 22(f.3), the Company entered into swap contracts for the total amount of this debt, so that the annual financial cost of the tranche drawn down in March 2005 is 101.59% of CDI while that of the tranches drawn down in September 2005 is 104.29% and 103.98% of CDI. The swap contracts were entered into with first tier foreign banks and their maturities, currencies, rates and amounts are perfectly matched to the financing contracts. The effect of this swap contract is recorded in financial results (Note 23).

(d)       Repayment schedule

Long-term loans and financing mature as follows:

		Consolidated

	Mar/2010	Dec/2009

2011	901,188	1,132,504
2012	1,289,317	1,260,262
2013	1,462,903	1,209,739
2014	1,055,410	809,365
2015	489,834	351,237
2016 and thereafter	2,750,468	2,676,186
	7,949,120	7,439,293

(e)        Guarantees

The Company has provided guarantees as stated below:

Parent company

		Guaranteed	Financing
	Maturity	total	amount	Guarantees

BNB	Jun/16	206,718	206,718	Mortgage of plants, pledge of machinery and equipment and bank surety
BNDES	Jul/17	1,532,806	1,532,806	Mortgage of plants, land and property and pledge of machinery and equipment
NEXI	Jun/12	94,155	94,155	Insurance policy
Working capital financing	Mar/13	181,252	604,175	Pledge of receivables
FINEP	Oct/15	78,785	78,785	Bank surety
Prepayments	Mar/14	62,339	62,339	Mortgage and land guarantee
		2,156,055	2,578,978

 (f)       Capitalized interest

The Company adopts the accounting practice of capitalizing interest on financing during the period of asset construction. The Company’s policy is to apply the average weighted financial charges rate on the debt, including exchange and monetary variation, to the balance of projects in progress. The average rate used in the period was 3.90% p.a. (Mar/2009:  -0.39% p.a.), including exchange and monetary variations. Amounts capitalized in the quarters are shown below:

(A free translation of the original in Portuguese)

Braskem S.A.

ITR – Quarterly Information – Base Date 3/31/2010                                                                                                       Unaudited

	Expenses (income)

	Consolidated
	Mar/2010	Mar/2009

Gross financial charges	354,759	111,207
(-) Capitalized interest	(31,582)	(4,482)
Net financial charges	323,177	106,725

(g)       Loan covenants

Certain loan agreements entered into by the Company and its subsidiaries establish limits for certain ratios involving the ability to incur debts and pay interest.

The first ratio imposes limits on the Company’s and its subsidiaries indebtedness based on their ability to generate EBITDA. This is calculated by dividing the Company’s consolidated net debt by its consolidated EBITDA for the last twelve months. This ratio is calculated in reais or dollars, depending on contract terms. If calculated in dollars, the closing PTAX (exchange rate disclosed by the Brazilian Central Bank) is applied to compute the net debt and the average R$/US$ rate for the last four quarters is used to calculate the EBITDA.

The second ratio to be found in the Company’s and its subsidiaries’ contracts is the division of the consolidated EBITDA by net interest, which represents the difference between interests paid and received. This ratio is verified on a quarterly basis and is only calculated in US dollars.

Below is a summary of the outstanding transactions and their limiting covenants:

Transaction	Ratio/Limit	Currency

Debentures	Net debt/EBITDA < 4.5	R$
Nexi financing	Net debt/EBITDA < 4.5	US$
EBITDA /Net interest > 1.5
Medium-Term Notes	Net debt/EBITDA < 4.5	R$
Export prepayments	Net debt/EBITDA < 4.5	US$
EBITDA/Net interest > 2.0

EBITDA for these transactions is calculated as follows:

Consolidated
Debentures	EBITDA = GP (-) GAS (+) DAC (+/-) OIE
Nexi, Export prepayments and Medium-Term Notes	EBITDA = GP (-) GAS (+) DAC (+/-) OIE (+) DIOC
GP=Gross profit	OIE=Other operating income and expenses
GAS=General, administrative and selling expenses	DIOC=Dividends and interest on capital received from
DAC=Depreciation allocated to cost of sales	non-consolidated companies

(A free translation of the original in Portuguese)

Braskem S.A.

ITR – Quarterly Information – Base Date 3/31/2010                                                                                                       Unaudited

The penalty for non-compliance with these covenants is the possibility of accelerated debt maturity, except for the Debentures and Medium-term Notes. In these cases, the debt maturity can only be accelerated should a new debt be issued and the ratio, after the issue, is above 4.5.

As of March 31, 2010 the Company has complied with all commitments assumed.

(h)       Transaction costs (consolidated)

Costs incurred to structure certain financing transactions were considered as part of the transaction costs, pursuant to CPC 08. Changes in such costs are as follows:

	Mar/2010				Dec/2009
	Export		Working		Export		Working
	prepayments	Eurobonds	capital	Total	prepayments	Eurobonds	capital	Total
At the beginning of the period	17,534	10,507	10,744	38,785	30,043	15,763		45,806
Costs incurred							15,959	15,959
Amortization	(1,446)	(310)	(1,874)	(3,630)	(12,509)	(5,256)	(5,215)	(22,980)
At the end of the period	16,088	10,197	8,870	35,155	17,534	10,507	10,744	38,785

The amounts to be recognized in future statements of operations are as follows:

	Mar/2010
	Export		Working
	prepayments	Eurobonds	capital	Total
2010	4,335	926	4,757	10,018
2011	5,587	1,236	2,893	9,716
2012	4,239	1,236	1,185	6,660
2013	1,927	1,236	35	3,198
2014 and thereafter		5,563		5,563
	16,088	10,197	8,870	35,155

16        Debentures (public issues of non-convertible debentures)

					Parent company/ consolidated
Issue	Unit value	Maturity	Interest	Payment of interest	Mar/2010	Dec/2009

13th	R$ 10	Jun/2010	104.1% of CDI	Semi-annually as from Dec/2005	308,623	302,261

14th	R$ 10	Sep/2011	103.5% of CDI	Semi-annually as from Mar/2007	503,747	514,468
					812,370	816,729

(A free translation of the original in Portuguese)

Braskem S.A.

ITR – Quarterly Information – Base Date 3/31/2010                                                                                                       Unaudited

17        Taxes Payable

		Parent company		Consolidated

		Mar/2010	Dec/2009	Mar/2010	Dec/2009

Current liabilities
IPI		33,761	30,649	33,987	31,180
PIS and COFINS		14,868	14,469	16,332	14,866
Income tax and social contribution		9,373	14,712	13,876	16,878
ICMS		41,318	38,040	44,293	42,687
Tax Recovery Program – Law 11941/09	(iv)	84,268	57,309	84,268	57,309
Tax Recovery Program – PM 470/09	(iii)	683,784	958,052	683,784	958,052
PAES - Law 10684/03	(ii)	5,108	7,222	5,315	7,267
Other		17,016	24,425	17,872	27,157
Total		889,496	1,144,878	899,727	1,155,396

Non-current liabilities
IPI – consumption materials and property, plant and equipment			46,706		46,706
COFINS - Law 9718/98	(i)		50,926	3,729	54,601
Education contribution, SAT and INSS		40,086	40,086	41,268	41,254
Tax Recovery Program - Law 11941/09	(iv)	1,172,792	795,177	1,172,792	795,177
PAES - Law 10684/03	(ii)	34,768	33,621	35,315	34,386
Other		52,987	81,063	56,782	84,975
Subtotal		1,300,633	1,047,579	1,309,886	1,057,099
(-) Judicial deposits	(v)	(72,467)	(61,195)	(75,456)	(64,184)
Total		1,228,166	986,384	1,234,430	992,915

 (i)  COFINS – Law 9718 of 1998

The amounts in non-current liabilities at December 31, 2009 related to lawsuits brought by the Company and merged companies to challenge the constitutionality of the COFINS tax rate increase from 2% to 3%, instituted by Law 9718/98. The Federal Supreme Court (STF) decided in November 2005 favorably to the legality of said increase and the STF itself revisited this matter in terms of the general implications of the unconstitutionality and reiterated its ruling. In view of this, as disclosed in the financial statements as of December 31, 2009, in 2010 the Company included in the installment program of Law 11941/09 the amounts under discussion.

(ii)  Exceptional Tax Installment Program - PAES - Law 10684/03

Merged companies IPQ and Trikem, as well as subsidiary CINAL, adhered to the PAES program instituted by Federal Law 10684/03.

IPQ adhered to this installment payment program, after cancellation of supporting certificates (DCC’s) originated from acquisition and offsetting of third-party credits. For its part, Trikem opted for the program after filing for voluntary termination of the lawsuit challenging the COFINS tax rate increase from 2% to 3% (instituted by Law 9718 of 1998).

Even though the Company had met all legal requirements and payments were being made as and when due, the National Treasury Attorney’s Office (PFN) excluded Trikem from PAES on two different occasions, and the Company obtained court relief reinstating it in these two events.

(A free translation of the original in Portuguese)

Braskem S.A.

ITR – Quarterly Information – Base Date 3/31/2010                                                                                                       Unaudited

The Company opted to exercise the right granted under Law 11941/2009 for installment payment of the outstanding PAES debt, thus terminating all litigations related to its exclusion from the former program.

 (iii)     Installment Payment Program under Provisional Measure (PM) 470/09

In reliance on the opinion of its outside legal advisors and in view of the benefits offered under PM 470 of October 13, 2009, management filed for voluntary termination of the lawsuits and administrative appeals by which the Company sought acknowledgment of the tax credits deriving from the acquisition of inputs taxed at a zero rate as well as IPI credit on exports and confirmed its adherence to the tax installment program introduced by said Provisional Measure.

In the first quarter of 2010, the activity under this program, to be settled in twelve monthly payments, was as follows:

Installment program balance at December 31, 2009	958,052
(-) Installments paid	(291,304)
(+) Interest at the benchmark rate (SELIC)	17,036
Installment program balance at March 31, 2010	683,784

As established by the Provisional Measure, the Company will no longer be entitled to any arrears charges relief in the following events: (i) if it fails to pay 3 installments, whether consecutive or not, or (ii) if it fails to pay up to 2 installments, even when all other ones have been paid. In the second case, to avoid the loss, the Company must settle them before paying the last installment.

(iv) Installment Payment Program under Law 11941/09

Law 11941 of May 27, 2009 laid down the conditions for adherence to the federal tax installment program. These conditions comprise, among others: (i) a payment term of up to 180 months; (ii) variable discounts in fines, interest and charges, depending on the payment term; (iii) the possibility of using the balance of income tax and social contribution losses to settle fines and interest. Braskem adhered to this installment payment program in the manner prescribed by said law, and has been paying the respective installments (at the minimum values) since November 30, 2009. During 2010, the Federal Revenue Secretariat is expected to make available the debt consolidation software, which should confirm the amounts recorded.

Based on an analysis by its outside legal advisors of the chances of success in the lawsuits and administrative proceedings to which it is a party, the Company chose to include the following taxes in this installment program:  i) Social contribution in the amount of R$ 1,012,235; ii) IPI credit on acquisition of consumption materials and property, plant and equipment, in the amount of R$ 91,461; iii) COFINS derived from the judicial dispute over the rate increase from 2% to 3% under Law 9718/98, in the amount of R$ 61,570; and iv) other taxes in the amount of R$ 55,446. Management elected the 180-month payment term.

(A free translation of the original in Portuguese)

Braskem S.A.

ITR – Quarterly Information – Base Date 3/31/2010                                                                                                       Unaudited

The amounts under this program are as follows:

Balance of installment program at December 31, 2009	852,486
(+) New taxes and arrears charges included in the program	368,226
(-) Minimum payments	(27)
(+) Interest at the SELIC rate	36,375
Balance of installment program at March 31, 2010	1,257,060
Current liabilities	84,268
Non-current liabilities	1,172,792

As established by the law, the Company will no longer be entitled to any arrears charges relief if it fails to pay three installments, whether consecutive or not.

18        Income Tax (IR) and Social Contribution (CSL)

(a)               Reconciliation of income tax and social contribution effects on results of operations

	Parent company		Consolidated
	Mar/2010	Mar/2009	Mar/2010	Mar/2009
Income (loss) before income tax, social contribution and non-controlling shareholders	(165,035)	32,137	(160,745)	32,591

Income tax and social contribution (expense) benefit
at the rate of 34%	56,112	(10,926)	54,653	(11,081)

Income tax and social contribution on equity in the results of investees	8,725	(7,954)	9,401	(7,954)
Tax effects of exemption from social contribution		2,892		2,892
Other permanent differences	2,700	(941)	(827)	(2,924)
Effects of non-recognition of income tax on tax losses		(37,661)		(37,661)
Effects of installment programs (Note 17)	22,273		22,273
Activity in Part B of Taxable Income Control Register (LALUR) without recording deferred IR/CSL	(6,330)	7,861	(6,344)	13,081
RTT (Note 2(b))	(2,676)	25,515	(2,676)	22,515
Other	67	67	67	67
Prior year adjustments	(3,356)	(1,255)	(3,356)	(1,791)
Tax benefits (SUDENE and PAT)			34
Social contribution – installment program Law 11941/09	(35,879)		(35,879)

Effect of income tax and social contribution on results of operations	41,636	(22,402)	37,346	(22,856)

Breakdown of IRPJ and CSL:
Current	(3,712)	(1,255)	(7,111)	(3,393)
CSL – installment program Law 11941/09	(35,879)		(35,879)
Deferred IR and CSL	81,227	(21,147)	80,336	(19,463)
Total income tax and social contribution in results of operations	41,636	(22,402)	37,346	(22,856)

As the Company recorded tax losses in the first quarter of 2010, no income tax exemption/abatement benefit occurred during the period. The tax losses were essentially due to the adoption of the cash basis for the taxation of exchange variation gains and amortization of goodwill based on expected future profitability.

(A free translation of the original in Portuguese)

Braskem S.A.

ITR – Quarterly Information – Base Date 3/31/2010                                                                                                       Unaudited

(b)        Breakdown of deferred income tax and social contribution

Breakdown of deferred income tax	Parent company		Consolidated
	Mar/2010	Dec/2009	Mar/2010	Dec/2009
Assets
Tax losses	455,750	453,764	455,750	455,850
Amortized goodwill	110,907	122,151	110,907	122,151
Temporary provisions	73,859	79,480	75,235	89,724
Transitional Tax System (RTT)	12,044	13,002	12,044	13,002
Other temporary differences	15,484	19,827	26,208	19,827
	668,044	688,224	680,144	700,554

Current assets	54,546	55,972	57,285	59,164
Non-current assets	613,498	632,252	622,859	641,390
Total	668,044	688,224	680,144	700,554

Liabilities
RTT	157,252	131,996	157,252	131,996
Exchange variations	383,880	487,198	383,880	487,198
Other temporary differences	6,572	6,720	6,587	6,735
	547,704	625,914	547,719	625,929

Non-current liabilities	547,704	625,914	547,719	625,929
Total	547,704	625,914	547,719	625,929

Breakdown of deferred social contribution	Parent company		Consolidated
	Mar/2010	Dec/2009	Mar/2010	Dec/2009
Assets
Tax losses	163,146	163,535	163,160	163,634
Amortized goodwill	40,746	44,818	40,746	44,818
Temporary provisions	24,559	28,612	25,054	29,279
RTT	932	314	932	314
Other temporary differences	3,768	1,738	3,259	1,738
	233,151	239,017	233,151	239,783

Non-current assets	233,151	239,017	233,151	239,783
Total	233,151	239,017	233,151	239,783

Liabilities
RTT	56,611	47,519	56,611	47,519
Exchange variations	138,197	175,391	138,197	175,391
	194,808	222,910	194,808	222,910

Non-current liabilities	194,808	222,910	194,808	222,910
Total	194,808	222,910	194,808	222,910

(A free translation of the original in Portuguese)

Braskem S.A.

ITR – Quarterly Information – Base Date 3/31/2010                                                                                                       Unaudited

(c)     Social Contribution on Net Income (CSL)

On December 31, 2009, the Company, based on the opinion of its legal advisors, announced its decision to exercise the right granted by Law 11941/09 to pay in installments the CSL amounts due by merged companies Trikem and Polialden that were previously the subject matter of lawsuits involving the constitutionality of Law 7689/88.

It should be noted that the Company, always based on the opinion of its legal advisors, decided to exclude from the installment program those amounts related to isolated fines. In this connection, the Taxpayers’ Council has consistently rendered decisions (including on lawsuits to which the Company is a party) stating that simultaneously imposing an isolated and a regular fine on the same taxable event is illegal. Fines being contested amount to R$ 117,001 at March 31, 2010.

Furthermore, considering that the federal government did not file a suit to set aside the judgment in the case of OPP Química, management understands that, from a juridical viewpoint, the first final decision favorable to the company still holds. Accordingly, assessment notices drawn up by the Federal Revenue against OPP Química will also not be included in the installment program. The amount involved, updated for monetary restatement and the benchmark interest rate is R$ 218,990.

Finally, the Company is still entertaining the possibility of challenging in court the validity of regular fines imposed by the tax authorities. Management, based on the opinion of its legal advisors, understands that until such time as its request to withdraw from the legal actions at the administrative and judicial levels is formally acknowledged, the payments to be made to the federal government are not overdue. These amounts equal R$ 176,374.

(d)     Tax Incentives

(d.1) Income tax

Until calendar year 2011, the Company has the right to reduce by 75% the income tax on the profit arising from sales of basic petrochemicals and utilities produced at the Camaçari plant. The three polyethylene plants at Camaçari are entitled to this same reduction until base years 2011, 2012 and 2016. The PVC plant in Camaçari will also enjoy this benefit until base year 2013.

Caustic soda, chlorine, dichloroethane and caprolactam production activities are entitled to a 75% reduction in the income tax rate until base year 2012.

(d.2)  Value-added tax on sales and services (VAT) - ICMS

The Company has ICMS tax incentives granted by the State of Alagoas under the Integrated Development Program for the State of Alagoas (PRODESIN). This incentive is designed to foster the installation and expansion of industrial facilities in the State, and is credited to “Other operating income” in the results of operations for the year.

(A free translation of the original in Portuguese)

Braskem S.A.

ITR – Quarterly Information – Base Date 3/31/2010                                                                                                       Unaudited

19        Other Accounts Payable

		Parent company		Consolidated

		Mar/2010	Dec/2009	Mar/2010	Dec/2009

Credit notes		2,885	1,249	2,885	1,249
Commissions/customer bonuses		11,568	17,621	11,568	17,621
Insurance premiums		11,580	15,575	11,590	15,584
Provision for restoration of environmental damages	(i)	52,453	57,797	52,453	57,797
Market value of derivative instruments		22,558	27,108	22,558	27,108
Sundry judicial provisions	(ii)	84,138	83,998	85,239	85,203
Advances from customers		19,429	37,990	19,429	37,990
Leasing agreements		16,675	18,741	16,675	18,741
Other accounts payable		90,781	51,183	126,252	80,153
Total		312,067	311,262	348,649	341,446

Current liabilities		143,757	116,815	171,602	135,450
Non-current liabilities		168,310	194,447	177,047	205,996

(i)     The Company has a provision for future expenditures for the restoration of environmental damages at some of its plants.

(ii)   Based on the opinion of its outside legal advisors, the Company provides for litigation involving amounts that are considered as a probable loss. The provision for civil and labor claims is computed based on the amounts claimed by the authors and the historic percentage of the Company to settle such suits (Note 21).

The breakdown of the provisions is shown below:

	Parent company		Consolidated

	Mar/2010	Dec/2009	Mar/2010	Dec/2009

Labor claims	23,943	23,943	25,044	25,148
Tax lawsuits	50,382	50,242	50,382	50,242
Civil claims	1,695	1,695	1,695	1,695
Other contingencies	8,118	8,118	8,118	8,118
	84,138	83,998	85,239	85,203

20        Stockholders’ Equity

(a)       Capital

At March 31, 2010, subscribed and paid-up capital is R$ 5,473,181, comprising 520,928,154 shares with no par value, of which 190,462,446 are common, 329,871,890 are class “A” preferred, and 593,818 are class “B” preferred shares.

In May 2009, on account of the merger of Triunfo (Note 1 (b.1)), the Company’s capital was increased by         R$ 97,379, from R$ 5,375,802 to R$ 5,473,181, through the issue of 13,387,157 class “A” preferred shares.

The Extraordinary Shareholders’ Meeting held on February 25, 2010, authorized capital increases, irrespective of a bylaw amendment, up to the limit of 1,152,937,970 shares, being 535,661,731 common,  616,682,421 class “A” preferred, and 593,818 class “B” preferred shares. In any event, the number of preferred shares with no or limited rights to vote must not exceed 2/3 of the Company’s total capital.

(A free translation of the original in Portuguese)

Braskem S.A.

ITR – Quarterly Information – Base Date 3/31/2010                                                                                                       Unaudited

(b)        Rights attaching to shares

Preferred shares carry no voting rights, but they have priority to a minimum non-cumulative annual dividend of 6% per annum on their unit value, if profits are available for distribution. Only Class “A” preferred shares are on a par with common shares for entitlement to remaining profits; dividends are available to common shares only after the priority dividend has been paid to preferred shares. Further, only Class “A” preferred shares rank equally with common shares in the distribution of shares resulting from capitalization of other reserves. Only Class “A” preferred shares are convertible into common shares, by resolution of the majority of voting shares at general meetings. Class “B” preferred shares  may be converted into Class “A” preferred shares at a ratio of two Class “B” preferred shares to each Class “A” preferred share, upon written notice to the Company at any time (after expiration of the non-convertibility period prescribed in special legislation that authorized the issuance and payment of such shares by using tax incentive funds).

If the Company is wound up, Class “A” and “B” preferred shares are accorded priority treatment in repayment of capital.

Shareholders are entitled to a minimum mandatory dividend of 25% of the net profits for the year, adjusted in accordance with the requirements of Brazilian Corporation Law.

According to the Memorandums of Understanding for the Shareholders Agreement, the Company is required to distribute dividends not lower than 50% of the annual net profits, to the extent that the reserves necessary for its effective operation in the ordinary course of business are maintained at a sufficient level.

Under the terms of the U.S. dollar-denominated Medium-Term Notes (Note 15), the payment of dividends or interest on capital is limited to twice the minimum dividends due under the Company’s bylaws.

(c)                Treasury stock

At March 31, 2010, treasury stock corresponded to 1,506,060 class “A” preferred shares in the amount of R$ 11,932, as a result of the interest in Braskem previously held by merged company Trikem. The total value of such shares is R$ 19,714, based on the average quotation of the stock exchange session on March 31, 2010.

(d)       Appropriation of net income

According to the Company’s bylaws, net income for the year, adjusted in accordance with Law  6404/76, is appropriated as follows: (i) 5% for constituting the legal reserve, not to exceed 20% of the capital; (ii) 25% for payment of non-cumulative mandatory dividends, with due regard for the legal and statutory priorities of the preferred shares. When the amount of the priority dividend paid to the preferred shares equals or exceeds 25% of the net result for the year, calculated as per article 202 of the Brazilian Corporation Law, this characterizes full payment of the mandatory dividend. Where there are amounts in addition to the mandatory dividend following payment of the priority dividend, these will be applied: (i) in payment to the common shares of a dividend up to the limit of the priority dividend of the preferred shares; (ii) if a balance still remains, in the distribution of an additional dividend to the common and the Class “A” preferred shares in equal conditions, so that each common or preferred share of that class receives the same dividend. Net income for 2009 was used to absorb part of the accumulated deficit and, for this reason, management did not distribute any amount by way of dividends or interest on capital for that year.

(A free translation of the original in Portuguese)

Braskem S.A.

ITR – Quarterly Information – Base Date 3/31/2010                                                                                                       Unaudited

(e)        Carrying value adjustments

This account was introduced by Law 11638/07 to recognize stockholders’ equity amounts which have not yet been recorded in the statement of operations but will be in the future. The account includes the following amounts:

	Mar/2010	Dec/2009

Financial assets classified as available-for-sale, net of income tax and social contribution (Note 5)	4,459	1,127
	4,459	1,127
Hedge transactions (Note 22, f.3 (iii))
Braskem S.A.	(11,296)	(3,427)
Braskem Inc.	(72,175)	(63,877)
	(83,471)	(67,304)
	(79,012)	(66,177)

21        Contingencies

(a)         Labor and social security

Collective Bargaining Agreement – Section 4

The Petrochemical, Plastics, Chemicals and Related Industry Workers Union in the State of Bahia (SINDIQUÍMICA) and the Employers’ Association of the Petrochemical and Synthetic Resins Industries in the State of Bahia (SINPEQ) are disputing in court the validity of a wage and salary indexation clause contained in the collective bargaining agreement, given the issue of public policy involved, namely, the adoption of an economic stabilization plan in 1990 that put a limit on wage adjustments. The Company ran plants in the region in 1990, and is a member of SINPEQ.

The employees’ labor union seeks retroactive adjustment of wages and salaries. In December 2002, the STF confirmed a previous decision of the Superior Labor Court (TST), determining that economic policy legislation should prevail over collective bargaining agreements and, as such, no adjustment was due. In 2003, SINDIQUÍMICA appealed this decision by means of a motion for clarification, which was rejected by unanimous opinion on May 31, 2005.

On October 24, 2005, SINDIQUÍMICA filed a further appeal. This plea was forwarded to the General Prosecutor Office of the Republic, which rendered an opinion fully favorable to SINPEQ in November 2006. Judgment of this appeal started on June 28, 2007, but was adjourned as one of the judges asked for further access to the case records.

In reliance on the opinion of its legal advisors, Management believes that SINPEQ is likely to prevail in this suit and, as such, no amount was provided.

National Social Security Institute - INSS

The Company is party to several social security disputes in the administrative and judicial spheres, totaling    R$ 278,875 (updated by the SELIC rate) as of March 31, 2010.

In reliance on the legal advisors’ opinion that the Company stands possible chances of success in these cases, Management believes that nothing is payable in connection with assessments raised against it and, as such, no amount was provided.

(A free translation of the original in Portuguese)

Braskem S.A.

ITR – Quarterly Information – Base Date 3/31/2010                                                                                                       Unaudited

Other labor and social security contingencies

•         In the second quarter of 2005, the Chemical and Petrochemical Industry Workers Unions in Triunfo (RS) and Camaçari (BA) filed several lawsuits for recovery of unpaid overtime. The Company has presented its defense to the claims, and – in reliance on the legal advisors’ opinion – the Company’s Management does not expect any losses to arise from the final outcome thereof.

•         As of March 31, 2010, the Company and its subsidiaries are defendants in 1,438 suits for damages and labor claims (already including those mentioned above), totaling approximately R$ 479,294 (Dec/09 -    R$ 420,638). According to the opinion of legal advisors, most of these suits are likely to be found for the Company. For the cases entailing a probable loss, the Company and its subsidiaries have provisioned

R$ 25,044.

(b)         Tax

(i)     Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSL)

In 1995, the Federal Revenue Secretariat (SRF) served notice on merged company Copesul, which had recorded IRPJ and CSL credits for the 1994 base period, relating to monetary adjustment of balance sheet items and equity accounting results due to the accounting for dividends distributed by a subsidiary abroad.  The current value involved in this dispute is R$ 21,812. The appeal lodged by the National Treasury at the Higher Tax Appeals Chamber (CSRF) is pending judgment. According to the Company’s legal advisors, the likelihood of a favorable outcome in this case is possible.

(ii)   IPC/BTNF - Law 8200/91

In 1995, merged company Copesul was assessed by SRF on the alleged underpayment of income tax (IR) and social contribution on net income (CSL) during 1992 to 1994, as the company availed itself of differences between the IPC/BTNF indices without the restrictions imposed by Law 8200/91. The assessment notice was judged valid in 1996. From then on, the Treasury Attorney’s Office had powers to file a tax foreclosure suit to collect the debt in question.

However, by virtue of a preliminary injunction awarded in a suit intended to prevent the Federal Revenue Secretariat from demanding IR and CSL for fiscal year 1995 and following years, the Federal Government understood that the above-mentioned debts could not be collected. In 2006, although the period of limitation had already lapsed, the National Treasury filed a tax foreclosure suit to collect the amounts.

Braskem filed a writ of mandamus to cancel the tax foreclosure and was awarded a favorable decision by the Regional Federal Court – 4th region. The National Treasury appealed to the Superior Court of Justice (STJ). Braskem has already one favorable vote dismissing the Treasury’s appeal.

Based on the opinion of its outside legal advisors, the Company understands that the chances of a favorable outcome are probable and, as such, no provision was recorded.

(c)          Other court disputes involving the Company and its subsidiaries

Civil matters

The Company is defendant in civil lawsuits filed by the controlling owner of a former caustic soda distributor and a carrier that rendered services to the latter, totaling R$ 30,312 at March 31, 2010.  These plaintiffs seek redress for damages caused by the Company’s alleged non-fulfillment of the distributor agreement. In reliance on the opinion of the legal advisors representing the Company in these lawsuits, management believes that it is possible that the cases will be rejected by the courts, and for this reason the respective amounts have not been provided.

(A free translation of the original in Portuguese)

Braskem S.A.

ITR – Quarterly Information – Base Date 3/31/2010                                                                                                       Unaudited

Corporate matters

Some holders of preferred shares issued under tax incentive programs sued the merged companies Nitrocarbono, OPP Química, Salgema, Trikem, Polialden and Politeno, claiming entitlement to profits remaining after payment of the priority dividend, on equal footing with the holders of common shares and/or Class ‘A’ preferred shares (if applicable), as well as entitlement to voting rights until the distribution of dividends on that basis is resumed. The amount involved in those suits, all with possible chances of success, total R$ 14,719.

22        Financial Instruments

Non-derivative financial instruments

At March 31, 2010 and December 31, 2009, Braskem and its subsidiaries had the following non-derivative financial instruments, as defined in OCPC 03.

	Book value		Fair value
	Mar/2010	Dec/2009	Mar/2010	Dec/2009
Cash and cash equivalents (Note 4)
Financial investments in Brazil
Investments in FIQ Sol	1,097,678	1,239,279	1,097,678	1,239,279
Fixed-income securities	247,295	318,919	247,295	318,919
	1,344,973	1,558,198	1,344,973	1,558,198

Financial investments abroad
Investment funds in foreign currency	52,942	58,447	52,942	58,447
Time deposits	500,654	732,513	500,654	732,513
	553,596	790,960	553,596	790,960

Marketable securities (Note 5)
U.S. Treasury bonds	285,194	261,884	284,900	261,884
Shares held for trading	85	25,761	85	25,761
Investments in FIQ Sol	314,495	179,175	314,495	179,175
	599,774	466,820	599,480	466,820

Loans and financing (Note 15)
Foreign currency
Advances on foreign exchange contracts		1,098		1,098
Working capital	691,194	674,373	691,194	674,373
BNDES	198,833	195,858	198,833	195,858
Eurobonds	2,314,074	2,250,037	2,486,507	2,426,823
Raw material financing	16,509	16,077	16,509	16,077
Medium-Term Notes	455,132	457,748	564,608	559,759
Export prepayments	2,740,373	2,669,597	2,740,373	2,669,597
Project financing (NEXI)	94,155	101,895	94,155	101,895
	6,510,270	6,366,683	6,792,179	6,645,480

Local currency
Working capital	685,582	767,111	685,582	767,111
FINAME	190	260	190	260
BNDES	1,347,923	1,374,259	1,347,923	1,374,259
BNB	410,526	389,582	410,526	389,582
FINEP	78,785	84,246	78,785	84,246
	2,523,006	2,615,458	2,523,006	2,615,458

Debentures (Note 16)
Debentures	812,370	816,729	808,130	810,016
	812,370	816,729	808,130	810,016

(A free translation of the original in Portuguese)

Braskem S.A.

ITR – Quarterly Information – Base Date 3/31/2010                                                                                                       Unaudited

•                    Risks and derivative financial instruments

(a)               Risk management

The Company is exposed to market risk arising from variations in commodity prices, foreign exchange rates and interest rates, and to credit risk arising from the possibility of default by its counterparties in financial investments, accounts receivable and derivatives.

The Company adopts procedures for managing market and credit risks, in line with a Financial Management Policy and a Risk Management Policy. The aim of risk management is to protect the Company’s cash flow and reduce the threats to financing its operating working capital and investment programs.

(b)               Exposure to foreign exchange risks

The Company has commercial transactions denominated in, or indexed to, foreign currencies. The prices of the Company’s inputs and products are denominated in or strongly influenced by international commodity quotations, which are usually denominated in U.S. dollars. Furthermore, the Company has long-term borrowing in foreign currencies, which leads to exposure to the variation in the foreign exchange rates between the real and the foreign currencies. The Company manages its foreign currencies exposure using a combination of foreign currency debt, foreign currency investments and derivatives. The Company’s foreign exchange risk management policy contemplates maximum and minimum cover limits which must be obeyed, and which are continually monitored.

(c)                Exposure to interest rate risks

The Company is exposed to the risk that variations in floating interest rates lead to an increase in financial expenses with future interest payments. The floating-rate foreign currency debt is subject mainly to fluctuations in Libor. Domestic currency debt is subject mainly to the variation of the Long-term Interest Rate (TJLP), fixed rates in Reais and daily variation of the CDI rate.

(d)               Exposure to commodity risks

The Company is exposed to variation in the prices of various petrochemical commodities, especially its main raw material, naphtha. The Company seeks to pass on the price oscillations of this raw material caused by fluctuations in international prices. However, part of its sales may be made using fixed-price contracts or within a maximum and/or minimum floating range. These contracts may be commercial agreements or derivative contracts associated to forward sales. At March 31, 2010, the Company had no outstanding contracts of a derivative nature.

(A free translation of the original in Portuguese)

Braskem S.A.

ITR – Quarterly Information – Base Date 3/31/2010                                                                                                       Unaudited

(e)                Exposure to credit risks

The operations that subject the Company and its subsidiaries to concentration of credit risk are mainly bank accounts, financial investments and other accounts receivables, exposing the Company to the risk of the financial institution or customer involved. In order to manage this risk, the Company keeps its bank accounts and financial investments with large financial institutions, weighting the concentrations in line with the institutions’ ratings and the prices observed in the Credit Default Swaps (CDS) market, as well as entering into netting agreements that minimize the overall credit risk arising from the various financial transactions carried out among the parties.

In regard to customer credit risk, the Company protects itself by making detailed analyses before granting credit and by obtaining real guarantees and sureties, when deemed necessary.

(f)                                        Derivative instrument transactions

The Company uses derivative financial instruments for the following purposes:

f.1) Hedging: Hedging activities are executed in line with the Company’s policies. The financial management policy includes a continuous short-term hedge program for foreign exchange risk arising from its transactions and financial items. Other market risks are covered on a case-by-case basis. In general, the Company assesses the need for hedging when analyzing prospective transactions and seeks to undertake a made-to-measure hedge for the transactions under consideration, in addition to maintaining the hedge for the entire period of the transaction being covered.

The Company may elect to designate derivatives as hedges for accounting purposes pursuant to OCPC 03. Designation of the hedge is not mandatory. The Company will usually elect to designate derivatives as a hedge when it is expected that the application of hedge accounting will significantly improve the understanding of the offsetting effect of the derivatives on the variations of the items being hedged.

At March 31, 2010, the Company had financial derivative contracts with a total nominal amount of                  R$ 2,385,688 (Dec 2009 - R$ 2,382,262), of which R$ 279,655 relates to hedge transactions for the financing of projects and R$ 2,106,033 relates to export prepayment transactions (see f, f.3 (i.a) and (i.b) below). There were no derivatives used for other purposes.

f.2) Modifying the return on other instruments: The Company may use and has used derivatives to modify the return on investments or the interest rate or the indexation of financial liabilities, based on judgments made regarding the most appropriate conditions for the Company. When the modified return risk using derivatives is substantially lower for the Company, the transaction is considered hedged. When the Company uses derivatives to modify investment returns, it seeks to match the obligations it will have by virtue of the derivative with the rights represented by the investments. When it uses derivatives to modify the interest rate or indexation on liabilities, it seeks to match the rights it will have by virtue of the derivative with the obligations represented by the liabilities. These transactions involving modification of investment returns or interest rates or indexation on financial commitments are undertaken for an amount not exceeding that of the underlying investment or commitment. The Company does not leverage its positions using derivatives. At March 31, 2010 and 2009, the Company had no transactions of this nature.

(A free translation of the original in Portuguese)

Braskem S.A.

ITR – Quarterly Information – Base Date 3/31/2010                                                                                                       Unaudited

f.3) Monetization of certain risks: The Company may use derivatives to monetize certain risks it considers acceptable on account of its exporting profile. By monetizing a risk, Braskem receives financial income in exchange for compensating the counterparty should a specific event occur. As of March 31, 2010 and 2009, the Company had no transactions with that purpose.

All derivative financial instruments held as of March 31, 2010 were entered into on the OTC market with large financial counterparties and supported by global derivative agreements in Brazil and abroad.

The derivative financial instruments are shown on the balance sheet at their fair value, as assets or liabilities, should the fair value represent a positive or negative balance for the Company, respectively. The derivative financial instruments must be classified as “trading instruments”. The periodic variances in the fair value of the derivatives are recognized as financial revenue or expense in the same period in which they occur, except when the derivative is designated and qualifies for cash flow hedge accounting in the period in question.

The fair value of the derivatives is obtained:

a)   from public sources in the case of exchange-traded derivatives;

b)   using discounted cash flow models when the derivative is a forward purchase or sale or a swap contract; and

c)   using option contract valuation models, such as the Black-Scholes model, when the derivative contains option features.

The valuation assumptions (model “inputs”) are obtained from sources that reflect the most current observable market prices, particularly interest rate curves and forward currency prices disclosed on the Mercantile and Futures Exchange, spot foreign exchange rates disclosed by the Brazilian Central Bank, and international interest rate curves disclosed by well-know quotation services like Bloomberg or Reuters.

(A free translation of the original in Portuguese)

Braskem S.A.

ITR – Quarterly Information – Base Date 3/31/2010                                                                                                       Unaudited

At March 31, 2010, the Company had no derivatives that required non-observable prices for calculating their fair value.

The table below shows all the derivative financial instruments existing as of March 31, 2010. The “Receipts (payments)” column shows the amounts received or paid for the settlements during 2009, while the “Income (expense)” column shows the effect recognized in financial income or expense associated with the settlements and the variance in the fair value of the derivatives for the period ended March 31, 2010:

Consolidated

							Carrying
		Notional		Fair value	Loss	Receipts	value	Fair value
Identification		value	Maturity	Dec/2009	(gain)	(payments)	adjustment	Mar/2010

Derivative transaction
YEN-CDI swap
(Note 22, f.3i (i.a))	(*)	279,655	Jun/2012	27,108	592	(5,142)		22,558
				27,108	592	(5,142)		22,558

Non-current liabilities (“Other accounts payable”)				27,108				22,558
				27,108				22,558

Hedge accounting transactions
Interest rate swap
(Libor-fixed)	(**)	TUS$ 725,000	Oct/2013	73,333			20,717	94,050

Interest rate swap
(Libor-fixed)	(**)	TUS$ 457,500	Jul/2014	5,471			10,047	15,518
				78,804			30,764	109,568

Non-current assets				(5,334)
Current liabilities				52,559				57,238
Non-current liabilities				31,579				52,330
				78,804				109,568

(*) Exchange hedge of NEXI financing
(**) Interest rate hedge (designated for hedge accounting)

(A free translation of the original in Portuguese)

Braskem S.A.

ITR – Quarterly Information – Base Date 3/31/2010                                                                                                       Unaudited

i) Derivatives outstanding at March 31, 2010

As of March 31, 2010, the Company and its subsidiaries had the following derivative financial instruments:

i.a) Project financing (NEXI)-linked swaps

At March 31, 2010, the Company has four currency swap contracts with a total nominal value of R$ 279,655, contracted for hedging the financing in Yen with floating interest rates and maturing in March and June 2012. The purpose of these swaps is to offset the fluctuation risk in the Yen-Real foreign exchange rate arising from the financing, and to offset the risk of variation in future expenses arising from interest payments. The term, amount, settlement dates and yen interest rates of the swaps are matched to the terms of the financing. The Company intends to hold these swaps until the financing is settled.

The characteristics of each swap are listed below:

Identification	Notional value	Interest rate	Maturity	Fair value
				Mar/2010	Dec/2009
Swap NEXI I	28,987	104.29%CDI	Jun/12	1,984	1,907
Swap NEXI II	136,495	101.85%CDI	Mar/12	13,493	18,449
Swap NEXI III	91,851	103.98%CDI	Jun/12	5,904	5,635
Swap NEXI IV	22,322	103.98%CDI	Jun/12	1,177	1,117
	279,655			22,558	27,108

These contracts may require Braskem to make guarantee deposits under certain conditions. At March 31, 2010, Braskem had no guarantee deposits outstanding in regard to these derivatives. The counterparties in these transactions are prime banks with ‘A’ credit ratings or better from rating  agencies Moody’s, Standard & Poor’s or Fitch, which is in accordance with the discount rates used to reflect the counterparty credit risk.

The Company elected not to designate these swaps as hedges for accounting purposes, since the main risk protected, foreign exchange rate variation, is satisfactorily represented by the simultaneous results of foreign exchange variation of the financing and variation in the fair value of the derivative. As a result, the periodic variation in the fair value of the swaps is recorded as financial income or expense in the same period in which they occur. In the first quarter of 2010, the Company recognized financial expense of  R$ 592 (financial expense of R$ 16,013 in the first quarter of  2009) relating to changes in the fair value of these swaps.

i.b) Export prepayment-linked interest rate swaps

At March 31, 2010, the Company and its subsidiary Braskem Inc. had sixteen interest rate swap contracts with a total nominal value of US$ 1,182,500 thousand, which they entered into to hedge export prepayment debt contracted in U.S. dollars and at (Libor-based) floating interest rates in October 2008 and April 2009, maturing in October 2013 and July 2014 (Note 15(b)). Under these swaps, the Company receives floating rates (Libor) and pays fixed rates periodically, in a manner that matches the prepayment debt cash flow.  The objective of these swaps is to offset the variation in future financial debt expenses caused by Libor rate fluctuation. The terms, amount, settlement dates and floating interest rates match those of the debt. The Company intends to hold these swaps until the financing is settled.

(A free translation of the original in Portuguese)

Braskem S.A.

ITR – Quarterly Information – Base Date 3/31/2010                                                                                                       Unaudited

These swaps were designated as cash flow hedges of the fluctuating Libor risk on specified debt, for the purposes of hedge accounting. The changes in the fair value of the derivatives designated as cash flow hedges that are highly effective in offsetting cash flow variations in the hedged item are recognized in the shareholders' equity under Carrying value adjustments up to the date on which the respective variation of the hedged item impacts the result. The impact of Libor on the hedged item is expected to impact the results of the Company and its subsidiary in each debt interest appropriation period, beginning on the disbursement date and continuing to its maturity date.

The Company tests the effectiveness of these hedges on the closing date of each reporting period using the accrued monetary offset method. Under this method, the hedge is considered effective if the cash flow variation of the derivatives is between 80% and 125% of the variation of the hedged item caused by the risk being covered. The effectiveness test on March 31, 2010 showed that the derivatives were effective in offsetting the variations in the hedged item caused by Libor fluctuations during the period from the time they were contracted until the end of the reporting period, and that all other conditions that qualify these instruments for hedge accounting were met. As a result, the effective portion of the variation in the fair value of the derivatives, in the amount of R$ 30,764 (Note 22, f.3 (iii)), was recorded as Carrying value adjustments. The Company reclassified from that account to financial expense the amount of R$ 14,597, relating to the portion of the offsetting effect of derivatives on the hedged item in the period ended March 31, 2010. The characteristics of the swap transactions, by company, are listed below:

  Braskem Inc.:

Identification	Notional value US$ thousand	Interest rate	Maturity	Fair value
				Mar/2010	Dec/2009
Swap EPP I	100,000	3.9100	Oct/13	13,299	10,432
Swap EPP II	100,000	3.9100	Oct/13	13,299	10,432
Swap EPP III	100,000	3.9525	Oct/13	13,526	10,652
Swap EPP IV	25,000	3.8800	Oct/13	3,285	2,569
Swap EPP V	50,000	3.5675	Oct/13	5,735	4,329
Swap EPP VI	100,000	3.8800	Oct/13	13,139	10,276
Swap EPP VII	50,000	3.5800	Oct/13	5,769	4,362
Swap EPP VIII	100,000	3.8225	Oct/13	12,832	9,979
Swap EPP IX	100,000	3.8850	Oct/13	13,166	10,302
	725,000			94,050	73,333
		Current liabilities		44,494	41,754
		Non-current liabilities		49,556	31,579

(A free translation of the original in Portuguese)

Braskem S.A.

ITR – Quarterly Information – Base Date 3/31/2010                                                                                                       Unaudited

  Braskem S.A.

Identification	Notional value US$ thousand	Interest rate	Maturity	Fair value
				Mar/2010	Dec/2009
Swap EPP X	35,000	2.5000	Mar/14	1,241	1,108
Swap EPP XI	75,000	1.9500	Jul/14	648	2,114
Swap EPP XII	100,000	2.1200	Nov/13	3,213	133
Swap EPP XIII	50,000	2.1500	Nov/13	1,687	(94)
Swap EPP XIV	50,000	2.6400	Apr/14	2,798	740
Swap EPP XV	100,000	2.6200	Apr/14	5,488	448
Swap EPP XVI	47,500	1.6700	Jun/13	443	1,022
	457,500			15,518	5,471
		Current liabilities		12,745	10,805
		Non-current liabilities		2,773
		Non-current assets			(5,334)

The “Interest rate” column shows the contractual fixed rate which the Company pays in exchange for receiving Libor.

These contracts may require the Company and its subsidiary to make guarantee deposits under certain conditions. At March 31, 2010, the Company and its subsidiary had no guarantee deposits outstanding in regard to these derivatives. The counterparties in these transactions are prime banks with “A” credit ratings or better from the agencies Moody’s, Standard & Poor’s or Fitch, which is in accordance with the discount rates used to reflect the counterparty credit risk.

The value at risk of derivatives held by the Company at March 31, 2010, defined as the greatest loss that may result, in one month, in 95% of the instances, under normal market conditions, was estimated by the Company at US$ 122,118 thousand for EPP and R$ 22,151 for NEXI swaps.

ii) Exposure by counterparty

Outstanding exposure of the Company to the risk of counterparty default in derivative financial instruments is listed in the table below, taking into account the market values of the derivatives plus the guarantees:

Counterparty	Principal	Exposure Mar/2010
Barclays	84,598	(444)
BBVA	356,200	(26,598)
BES	445,250	(10,230)
Calyon	311,675	(22,546)
Citibank	292,274	(20,221)
Deutsche Bank	151,385	(3,959)
HSBC	133,575	(648)
JP Morgan	136,496	(13,492)
Santander	474,237	(33,751)

	2,385,690	(131,889)

(A free translation of the original in Portuguese)

Braskem S.A.

ITR – Quarterly Information – Base Date 3/31/2010                                                                                                       Unaudited

In order to manage the credit risk, the Company considers the rating and the prices on the Credit Default Swaps market relating to its counterparties in derivatives, and also enters into netting agreements that minimize the total credit risk arising from the different financial transactions carried out between the parties.

(iii) Components of Carrying Value Adjustments account due to hedge transactions

The Company has designated certain derivatives as cash flow hedges, thus giving rise to movements on the Carrying Value Adjustments account (Note 20(e)). The appropriation of interest accruing in the period is made to interest expense in the financial expenses group. The summary of changes is presented below:

			Movement in
	Balance	Appropriation of	effective	Balance
	Dec/2009	accrued interest	portion of hedge	Mar/2010

Swaps EPP Braskem Inc.	(63,877)	12,419	(20,717)	(72,175)
Swaps EPP Braskem S.A.	(3,427)	2,178	(10,047)	(11,296)
	(67,304)	14,597	(30,764)	(83,471)

(g)                                       Sensitivity analysis

Financial instruments, including derivatives, are subject to variations in their fair value arising from the fluctuations in commodity prices, foreign exchange rates, interest rates, shares and shares indices, price indices and other variables. The sensitivity analysis of derivative and non-derivative financial instruments to these variables is shown below:

i)              Risk selection

The Company selected the three market risks that may most affect the value of the financial instruments it holds, being: a) the US dollar-real foreign exchange rate; b) the Yen-Real foreign exchange rate; c) the Libor floating interest rate.

For the purposes of the risk sensitivity analysis, the Company shows currency exposures as if they were independent, that is, without reflecting in the exposure to one foreign exchange rate the risk of variation in other foreign exchange risks that might be indirectly influenced by it.

(A free translation of the original in Portuguese)

Braskem S.A.

ITR – Quarterly Information – Base Date 3/31/2010                                                                                                       Unaudited

ii)            Scenario selection

Pursuant to CVM Instruction 475/08, the Company includes three scenarios in the sensitivity analysis, one of which is probable and the other two representing scenarios with adverse effects for the Company. In preparing the adverse scenarios, the Company considered only the impact of the variables on the financial instruments, including derivatives, and on the hedged items. It did not take into account the overall impact on the Company’s operations, such as that involving a change in the valuation of inventories and future income and expenses. Since the Company manages its exchange exposure on a net basis, adverse effects verified when the US dollar rises against the Real can be offset by the opposite effects on the operating results of the Company.

The probable scenario considered was the one published by the FOCUS study disclosed by the Brazilian Central Bank on March 31, 2010. In the case of the interest rate variables not included in the FOCUS study, the probable scenario taken into account was the percentage variation of the CDI. In the case of the foreign exchange rate variables not included in the FOCUS study, the probable scenario taken into account was the percentage variation of the US dollar against the Brazilian Real.

The possible and extreme adverse scenarios for the US Dollar-Real foreign  exchange rate considered a rise of 25% and 50%, respectively, in the quotation of the Real in relation to the dollar at end of the first quarter of  2010.

The possible and extreme adverse scenarios for the Yen-Real exchange rate considered, respectively, a rise of 25% and 50%, in relation to its level at the end of the first quarter of 2010.

The possible and extreme scenarios for the Libor interest rate considered a decrease of 25% and 50%, respectively, for the Libor quotation compared to its level at the end of the first quarter of 2010.

The sensitivity results in the tables below show the variations in the value of the financial instruments in each scenario, with the exception of table (v), which shows the variations in future cash flows.

iii)          Sensitivity to the U.S. Dollar-Real foreign exchange rate

The sensitivity of each financial instrument, including derivatives and the items they cover, to variations in the U.S. Dollar–Real foreign exchange rate is shown in the table below:

Instrument	Probable	Possible adverse (25%)	Extreme adverse (50%)
BNDES	(16,352)	(383,202)	(766,403)
Eurobonds	(24,687)	(578,519)	(1,157,037)
Raw material financing	(176)	(4,127)	(8,255)
Investment funds in foreign currency	552	12,938	25,877
Medium-Term Notes	(4,855)	(113,783)	(227,566)
Export prepayments	(4,855)	(113,783)	(227,566)
Time deposits	5,341	125,164	250,327
U.S. Treasury bonds	3,039	71,225	142,450
Export prepayment debt, plus hedge, as follows:
Prepayment debt	(22,222)	(520,753)	(1,041,506)
Swap EPP (see f, f.3, i.b)	22,346	523,652	1,047,304

iv)

(A free translation of the original in Portuguese)

Braskem S.A.

ITR – Quarterly Information – Base Date 3/31/2010                                                                                                       Unaudited

iv)                                                                                  Sensitivity to the Yen-Real foreign exchange rate

The sensitivity of each financial instrument, including derivatives and the items they cover, to variation in the Yen-Real foreign exchange rate is shown in the table below:

Instrument	Probable	Possible adverse (25%)	Extreme adverse (50%)
Project financing (NEXI), plus swaps, as follows:
Debt (NEXI)	(1,004)	(23,539)	(47,078)
Swaps (NEXI) (Note f.3 (i.a))	1,224	28,667	57,354

v)            Sensitivity of future cash flows to floating Libor interest rates

The sensitivity of future interest income and expenses of each financial instrument, including the effect of derivatives and the items they cover, is shown in the table below. The figures represent the impact on financial income (expenses) taking into account the average term of the respective instrument.

Instrument	Probable	Possible adverse (25%)	Extreme adverse (50%)
Working capital/ Structured transactions	(264)	(4,039)	(8,041)
Raw material financing	(1)	(16)	(33)
Export prepayment debt, plus hedge, as follows:
Prepayment debt	(446)	(6,835)	(13,623)
Swap EPP (Note f.3(i.b))	446	6,835	13,623

(A free translation of the original in Portuguese)

Braskem S.A.

ITR – Quarterly Information – Base Date 3/31/2010                                                                                                       Unaudited

23        Financial Income (Expenses)

		Parent company		Consolidated

		Mar/2010	Mar/2009	Mar/2010	Mar/2009

Financial income
Interest income		39,909	59,807	39,635	61,453
Monetary variation		20,270	27,855	21,215	27,793
Exchange variation		39,056	(54,691)	53,048	(56,249)
Other		1,906	2,011	3,528	1,667
		101,141	34,982	117,426	34,664

Financial expenses
Interest expenses		(154,442)	(208,590)	(143,879)	(175,855)
Monetary variation		(50,599)	(50,427)	(50,601)	(49,939)
Exchange variation		(210,278)	141,452	(227,701)	118,915
Losses on derivative transactions			(16,014)		(16,014)
Interest on tax debts – SELIC	(i)	(262,577)	(18,616)	(262,876)	(18,617)
Tax expenses on financial transactions		(3,490)	(11,802)	(3,829)	(12,421)
Discounts granted		(2,005)	(29,517)	(13,942)	(42,744)
Borrowing transaction costs – amortization		(2,101)	(632)	(3,630)	(2,670)
Adjustment to present value – appropriation		(34,675)	(19,067)	(38,758)	(32,439)
Other		(15,527)	(9,347)	(17,372)	(11,422)
		(735,694)	(222,560)	(762,588)	(243,206)

Financial income (expenses), net		(634,553)	(187,578)	(645,162)	(208,542)

(i) Includes interest on tax debts included in installment programs. (Note 17(iii) (iv))

24        Other Operating Income (Expenses)

In the first quarter of 2009, the Company recognized R$ 96,562 resulting from the favorable outcome on a lawsuit filed by merged company Copesul to challenge the increase in the PIS and COFINS calculation basis established by Law 9718/98.

25        Insurance Coverage

Braskem and its subsidiaries, pursuant to the policy approved by the Board of Directors, have an extensive risk management program. Under the program, BCM (Business Continuity Management), which enables improvements in the continuing operations of the industrial units as a whole, thus enhancing their risk classification, was resumed in the first quarter of 2010. Currently, 90% of Braskem’s value at risk is rated as “above standard” based on criteria generally accepted in the insurance market.

 The insurance program provides coverage for all insurable corporate assets, as well as for potential losses involving interruption of production, by means of an “all risks” policy. This policy stipulates the amount of indemnity for maximum probable damage, considered sufficient to cover possible events, bearing in mind the nature of the Company’s activity and the advice of its insurance consultants. The current policy was renewed for 18 months through October 8, 2011 and includes the following coverage:

(A free translation of the original in Portuguese)

Braskem S.A.

ITR – Quarterly Information – Base Date 3/31/2010                                                                                                       Unaudited

	Braskem	Quantiq
	US$ (000)	R$

Minimum limit of indemnification for inventories, property, plant and equipment, and loss of profits, per event	2,000,000	71,751
Insured assets and loss of profits	17,079,743	7,751

Additionally, the Company takes out transportation, group life, sundry risks and vehicle insurance. The risk assumptions adopted are not part of the scope of the audit, and consequently have not been examined by our independent auditors.

26        Private Pension Plans

The actuarial obligations relating to the pension and retirement plans are assessed and accounted for in conformity with the procedures established by CVM Deliberation 371/2000.

(a)               ODEPREV

The Company has a defined-contribution plan for its employees. The plan is managed by ODEPREV - Odebrecht Previdência which was set up by Odebrecht S.A. as a private pension entity. ODEPREV offers its participants, employees of the sponsoring companies, the Optional Plan, a defined-contribution plan, under which monthly and sporadic participant contributions and monthly and annual sponsor contributions are accumulated and managed in individual retirement savings accounts.

As of March 31, 2010, the number of active participants in ODEPREV is 3,057 (Mar/09 – 2,648) and the Company’s and employees’ contributions amounted to R$ 1,884 (first quarter of 2009 – R$ 1,729) and         R$ 4,908 (first quarter of 2009– R$ 4,276), respectively.

(b)               PETROS - Fundação PETROBRAS de Seguridade Social

•                    PETROS Braskem Plan

On June 30, 2005, the Company informed PETROS – Fundação Petrobras de Seguridade Social of its intention to withdraw sponsorship of the defined benefit plan (Plano Petros Braskem). Such withdrawal was ratified by the Supplementary Pensions Department (an entity of the Ministry of Social Security, whose role is to regulate and supervise private pension plans), on April 29, 2009. The financial settlement of the Plan took place during 2009, with 100% of the individual withdrawal reserves being made available to participants. More than 99% of the participants exercised their option to use the funds in accordance with the alternatives available.

The sponsorship withdrawal process will be completed in 2010 with the payment of the surplus of the plan, after deduction of administrative expenses and payment to the remaining participants.

•                    PETROS Copesul Plan

Braskem and part of its employees originally hired by merged company Copesul are sponsors of PETROS, in defined benefit retirement plans.

At March 31, 2010, participants comprise 283 active employees (Mar/09 - 358) and the Company’s and employees’ contributions were R$ 1,169 (first quarter of 2009 – R$ 1,156) and R$ 801 (first quarter of 2009 – R$ 1,238), respectively.

(A free translation of the original in Portuguese)

Braskem S.A.

ITR – Quarterly Information – Base Date 3/31/2010                                                                                                       Unaudited

As contemplated in the regulations of PETROS and applicable legislation, in the event there is a significant insufficiency in technical reserves, the sponsors and participants will contribute additional funds, or benefits under the plan will be adapted to the resources available. Until the end of the first quarter of 2010, no supplementary contribution was required.

(c)               COPESULPREV – Plano Copesul de Previdência Complementar

The Board of Directors of Copesul, in May 2003, approved the institution of the Copesul Supplementary Pension Plan known as COPESULPREV, a defined contribution private pension plan. This plan seeks to meet the needs of employees not covered by the former PETROS plan, now closed to new entrants. The plan is administered through PETROS in an independent manner, with no links to any other pension plan managed by that entity today, in compliance with the provisions of Supplementary Law 109/2001.

As the Company withdraw as a sponsor in August 2009, no contributions to the plan were made in 2010 (first quarter of 2009 – Company’s and employees’ contributions of R$ 401 and R$ 324, respectively).

(d)               Fundação Francisco Martins Bastos – FFMB

Since the merger of IPQ, the Company is a sponsor of Fundação Francisco Martins Bastos - FFMB, a private supplementary pension plan that was set up to manage and operate the defined benefit pension plan for the Ipiranga Group employees.

In June 2009, the Company formally notified FFMB of its withdrawal from the Benefit Plan and related amendments, in accordance with the Foundation’s bylaws. The calculation of the participants’ mathematical reserves was completed in November 2009, when the corresponding withdrawal process was submitted to the  approval of the Supplementary Pensions Department.

Due to the Company’s withdrawal as a sponsor in June 2009, no contributions were made to the plan in 2010 (first quarter of 2009 – Company’s and employees’ contributions of R$ 757 and R$ 205, respectively).

(e)               Triunfo Vida

Since the merger of Petroquímica Triunfo, the Company is a sponsor of Triunfo Vida, a private supplementary pension entity, designed to manage and operate the defined contribution pension plan for Petroquímica Triunfo employees.

At March 31, 2010, participants in this plan comprise 123 active employees. The Company’s and employees’ contributions amounted to R$ 81 (first quarter of 2009 - none) and R$ 126 (first quarter of 2009 – R$ 158), respectively.

(A free translation of the original in Portuguese)

Braskem S.A.

ITR – Quarterly Information – Base Date 3/31/2010                                                                                                       Unaudited

27                Subsequent Events

(a)    Acquisition of Sunoco Chemicals Inc.

As described in a relevant event notice published in February 2010, Braskem and Sunoco, Inc , a U.S. oil company, entered into an agreement for the acquisition by the Company, through its subsidiary Braskem America, of assets associated with the polypropylene business owned by Sunoco Chemicals Inc. in the United States. The acquisition was completed on April 1, 2010, upon full payment of the purchase price, in the amount of US$ 350 million. Following the acquisition, the name of the new subsidiary of Braskem in the United States was changed to Braskem PP Americas (“PP Americas”).

PP Americas has a production capacity of 950 thousand metric tons/year of polypropylene at 3 plants located in La Porte (State of Texas), Marcus Hook (State of Pennsylvania), and Neal (State of West Virginia), as well as a technology center in Pittsburgh (State of Pennsylvania). The three plants account for 13% of the installed polypropylene production capacity in the United States. The headquarters of  PP Americas is located in the city of Philadelphia (State of Pennsylvania).

(b)   Capital increase

As part of the Investment Agreement referred to in Note 1.b.2, the Board of Directors of the Company, at a meeting held on March 3, 2010, and in accordance with its powers, authorized the issue of  250,000,000 common and 62,500,000 class “A” preferred shares to be exclusively subscribed by Company stockholders.

On April 14, 2010, the Board of Directors ratified the subscription and payment of 243,206,530 common and 16,697,781 class “A” preferred shares, and the consequent cancellation of 6,793,470 common and 45,802,219 class “A” preferred shares. Proceeds from the issue totaled R$ 3,742,622, of which R$ 1,363,880 was allocated to the capital reserve account and R$ 2,378,742 to capital stock, which went from R$ 5,473,181 to                   R$ 7,851,923, comprising 780,832,465 shares, being 433,668,976 common, 346,569,671 class “A” preferred, and 593,818 class “B” preferred shares.

(c)    Acquisition of Quattor Participações S.A.

As part of the Investment Agreement referred to in Note 1.b.2, on April 27, 2010 the Company acquired the equivalent to 60% of the total and voting capital of Quattor Participações S.A (“Quattor”) owned by Unipar. The price paid for the shares was R$ 659,454. Additionally, the Company assumed Unipar’s undertaking with respect to the option held by BNDES Participações S.A. (“BNDESPAR”) to sell shares representing 25% of the total and voting capital of a Quattor subsidiary named Rio Polimeros S.A.

As a result of the change in control over Quattor, the Company will initiate in the second quarter of 2010 a public offer process (“OPA”) for the acquisition of  7,688 common and 1,542,006 preferred shares held by minority stockholders of Quattor’s subsidiary named Quattor Petroquímica S.A.. The shares included in the OPA correspond to 0.68% of the total capital of Quattor Petroquímica.

(d)    Investments in Venezuela

Braskem and Pequiven have agreed to evaluate a new structure for their petrochemical projects in Venezuela, through jointly-controlled entities Propilsur and Polimerica (Note 11(a.2)), in order to adjust their characteristics to the new reality of the international market. The main changes are expected to be introduced in the polypropylene plan project under the responsibility of Propilsur. The location and size of this plant would be altered so as to maintain the implementation schedule and reduce investments required by approximately 60%.

(A free translation of the original in Portuguese)

Braskem S.A.

ITR – Quarterly Information – Base Date 3/31/2010                                                                                                       Unaudited

The original Propilsur project contemplated the building of a dehydrogenation unit to convert propane into the raw material propene. This unit would be integrated with a popyropylene plant with a production capacity of 450 thousand metric tons/year, to be built at the Jose Industrial Complex in the State of Anzoátegui.

Due to the downturn in the international credit markets since the beginning of the 2008 crisis, as well as the costs of the original project, estimated at around US$ 1.0 billion, in December 2009 the state-owned Venezuelan oil company PDVSA presented an alternative raw material supply source – the Refining Complex of Paranaguá, in the State of Falcón. Pequiven and Braskem then agreed to evaluate the feasibility of a change in the polypropylene plant location.

It is expected that the raw material supplied by PDVSA will be sufficient to build a plant with a capacity of 300 thousand metric tons/year of polypropylene production, thus making the investment in the intermediate propane dehydrogenation unit unnecessary. Accordingly, the total estimated investment would decline to approximately  US$ 500 million. Studies on the new configuration of the Propilsur project will begin in the second quarter of 2010, while the start-up is still expected to occur in 2013, should the conditions proposed by Pequiven, PDSA and the Venezuelan government be confirmed.

With the new configuration and change in the polypropylene project location, combined with the possibility of future offer of ethane gas and/or other raw material sources by the PDVSA Refining complex in Paraguaná, Pequiven and Braskem also agreed to postpone for one year the Polimérica project, originally intended to be build at the Jose Petrochemical Complex. This project entails the implementation of three polyethylene production units with an approximate capacity of 1.1 million metric tons/year, that would be integrated to a ethene production unit of 1.3 million metric tons/year, with an investment of some US$ 3 billion.

Such postponement will enable the evaluation of the conditions and possibilities of raw material supply by the project by the Paraguaná Complex, as this option could be more competitive than the original one. Should this decision prevail, the units could commence operations in 2015.

Given the prospects of development of the projects, no provision was recorded for loss of the amounts already invested.

(e)    Absorption of accumulated deficit

At the General Stockholders’ Meeting held on April 30, 2010, the absorption of R$ 1,061,871 from the balance of the accumulated deficit account was approved, through the use of capital reserves.

(f)    Acquisition of 100% of Unipar Comercial and 33.3% of Polibutenos

As part of the Investment Agreement announced on January 22, 2010 (Note 1 (b.2)), on May 10, 2010, the Company acquired 12,600,000 common shares of Unipar Comercial held by Unipar, representing 100% of the voting capital of Unipar Comercial. Also on May 10, 2010, the Company acquired 282,448,478 common shares of Polibutenos held by Unipar, representing 33.3% of the voting capital, and as a result Braskem now directly and indirectly holds 66.6% of the voting and total capital of that company.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 16, 2010
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.